Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

UNIVERSAL HEALTH SERVICES, INC.,

UHS MERGER SUBSIDIARY, INC.

and

TALKSPACE, INC.

Dated as of March 9, 2026

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(continued)

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(continued)

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EXHIBITS

Exhibit A          Form of Certificate of Incorporation of the Surviving Corporation

iii

This AGREEMENT AND PLAN OF MERGER, dated as of March 9, 2026 (this “Agreement”), is by and among Universal Health Services, Inc., a Delaware corporation (“Parent”), UHS Merger Subsidiary, Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and Talkspace, Inc., a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Section 8.12.

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned Subsidiary of Parent, and pursuant to the Merger each share of the common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) (other than (i) shares of Company Common Stock canceled pursuant to Section 2.01(b) and (ii) Appraisal Shares, which shall be treated in accordance with Section 2.08), will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company, at a meeting duly called and held, has unanimously (i) determined that it is advisable and fair to, and in the best interests of, the Company and the stockholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the transactions contemplated hereby, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iii) adopted resolutions recommending that the stockholders of the Company entitled to vote adopt this Agreement (this clause (iii), the “Company Board Recommendation”) and (iv) directed that this Agreement and the transactions contemplated hereby be submitted to the stockholders of the Company entitled to vote for adoption and approval;

WHEREAS, the Board of Directors of Parent has unanimously duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that it is advisable and fair to, and in the best interests of, Merger Sub and the stockholders of Merger Sub, and declared it advisable, that Merger Sub enter into this Agreement and consummate the Transactions, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the Transactions, including the Merger, (iii) adopted resolutions recommending that the stockholders of Merger Sub entitled to vote adopt this Agreement and (iv) directed that this Agreement and the Transactions be submitted to the stockholders of Merger Sub entitled to vote for adoption;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub, will approve and adopt this Agreement and the consummation by Merger Sub of the Transactions by written consent immediately following the execution of this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain stockholders of the Company are entering into voting agreements with Parent (the “Voting Agreements”) pursuant to which each such stockholder has agreed, among other things, to vote or cause to be voted the shares of Company Common Stock held by such stockholder or any of such stockholder’s Affiliates in favor of adoption of this Agreement and approval of the Merger and any other actions contemplated by this Agreement in respect of which approval of the stockholders of the Company is sought.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.01.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger.  The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.02.  Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on the second Business Day following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Cravath, Swaine & Moore LLP, Two Manhattan West, 375 Ninth Avenue, New York, New York 10001 or remotely by exchange of documents and signatures (or their electronic counterparts), unless another date, time or place is agreed to in writing by Parent and the Company.  The date on which the Closing occurs is herein referred to as the “Closing Date”.

SECTION 1.03.  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is reasonably acceptable to Parent and required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger.  The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State of Delaware”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto in writing prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04.  Effects of the Merger.  The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259, of the DGCL.

SECTION 1.05.  Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Company, Parent or Merger Sub, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth on Exhibit A hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended in accordance with applicable Law and the certificate of incorporation and bylaws of the Surviving Corporation (and subject to Section 5.06).

(b)  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any other Person, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended in accordance with applicable Law and the certificate of incorporation and bylaws of the Surviving Corporation (and subject to Section 5.06).

SECTION 1.06.  Directors and Officers of the Surviving Corporation.

(a)  By virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any other Person, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)  By virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any other Person, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates;
Equity-Based Incentive Awards; Company Warrants

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any securities of Company, Parent or Merger Sub:

(a)  Capital Shares of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub as of immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation.

(b)  Cancelation of Certain Shares.  All shares of Company Common Stock that are owned by the Company immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  All shares of Company Common Stock then held by Parent or Merger Sub shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  Each share of Company Common Stock bearing a legend that such share is subject to forfeiture that is, or has been, forfeited pursuant to Section 1.9(c) of the Sponsor Support Agreement shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)  Conversion of Company Common Stock.  Each issued and outstanding share of Company Common Stock as of immediately prior to the Effective Time (other than (i) shares of Company Common Stock to be canceled in accordance with Section 2.01(b) and (ii) Appraisal Shares, which shall be treated in accordance with Section 2.08) shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $5.25 per share, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Share Certificate”) or non-certificated shares of Company Common Stock held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor and in accordance herewith.

SECTION 2.02.  Exchange Matters.

(a)  Paying Agent.  Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to Parent and the Company.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (other than any amounts payable in respect of each Equity-Based Award in accordance with Section 2.04) (such cash being hereinafter referred to as the “Exchange Fund”).  Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America (“U.S.”), (ii) short-term obligations for which the full faith and credit of the U.S. is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion.  Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith.  No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein.  Earnings on investments of the funds deposited with the Paying Agent shall be the sole and exclusive property of the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of shares of Company Common Stock.

(b)  Payment Procedures.

(i)  As promptly as practicable after the Effective Time (but in no event more than three Business Days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of a Share Certificate or Book-Entry Shares not held, directly or indirectly, through The Depository Trust Company (“DTC”) (other than a Share Certificate or Book-Entry Shares representing (A) shares of Company Common Stock to be canceled in accordance with Section 2.01(b) or (B) Appraisal Shares, which shall be treated in accordance with Section 2.08) (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Share Certificates or such Book-Entry Shares, as applicable, shall pass, only upon delivery of such Share Certificates (or affidavits in lieu thereof in accordance with Section 2.02(d)) to the Paying Agent or, in the case of such Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (y) instructions for use in effecting the surrender of such Share Certificates or such Book-Entry Shares to the Paying Agent, as applicable, in exchange for payment of the Merger Consideration as provided in Section 2.01(c).

(ii)  Upon delivery of a letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), and either (A) surrender to the Paying Agent of Share Certificates (or affidavits in lieu thereof in accordance with Section 2.02(d)) or (B) transfer of Book-Entry Shares not held through DTC, by book receipt of an “agent’s message” in customary form by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares as the Paying Agent may reasonably request), in each case as contemplated in subsection (i) of this Section 2.02(b), the holder of such Share Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Share Certificates or Book-Entry Shares, and the Share Certificates or Book-Entry Shares so surrendered shall forthwith be canceled.  Until surrendered as contemplated by this Section 2.02, each Share Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(iii)  The Persons who were, at the Effective Time, holders of Book-Entry Shares (other than (i) shares of Company Common Stock to be canceled in accordance with Section 2.01(b) or (ii) Appraisal Shares, which shall be treated in accordance with Section 2.08) held, directly or indirectly, through DTC shall not be required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Section 2.02. With respect to such Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Book-Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries, the aggregate Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Section 2.02.

(iv)  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Share Certificate is registered, Parent may cause the Paying Agent to pay the Merger Consideration to such Person only if such Share Certificate (if applicable) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Paying Agent that any applicable stock transfer or similar Taxes have been paid or are not applicable.  Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer records of the Company.

(c)  Transfer Books; No Further Ownership Rights.  The Merger Consideration paid in respect of the shares of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all ownership rights in such common stock, and at the Effective Time, the transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.02(e), if, at any time after the Effective Time, Share Certificates or Book-Entry Shares are presented to the Surviving Corporation, for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)  Lost, Stolen or Destroyed Certificates.  If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against Parent with respect to such Share Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Share Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Share Certificate as contemplated by this Article II.

(e)  Termination of Exchange Fund.  At any time following the first (1st) anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to the Surviving Corporation (or its designee) any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Share Certificates or Book-Entry Shares, and thereafter such holders who have not heretofore complied with this Article II shall be entitled to look only to Parent and the Surviving Corporation, as applicable, for, and Parent and the Surviving Corporation shall remain liable for, payment of such holders’ claims for the Merger Consideration pursuant to the provisions of this Article II.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.  Any portion of the Merger Consideration deposited with the Paying Agent for disbursement pursuant to Section 2.02(a) for which appraisal rights have been perfected shall be returned to the Surviving Corporation or Parent upon demand.

(f)  No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration properly delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(g)  Withholding.  Each of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent and their respective Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Tax Law.  If any of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or their respective Affiliates determines that it is required to deduct and withhold any amount payable pursuant to this Agreement, then, except with respect to the payment of wages or other amounts treated as employee compensation, it shall use reasonable best efforts to (i) provide a notice to such Person in respect of which such deduction and withholding is required to be made setting forth the amount of the anticipated deduction and withholding and (ii) cooperate with such Person in good faith to minimize the amount of deduction and withholding.  To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding anything to the contrary herein, any compensatory amounts subject to payroll reporting and withholding that are payable pursuant to or as contemplated by this Agreement shall be payable in accordance with the applicable payroll procedures of the Company.

SECTION 2.03.  Treatment of Equity-Based Incentive Awards.  Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any duly authorized committee thereof administering the Equity Plans) shall adopt such resolutions and take such other actions as may be required to provide for the following:

(a)  Each Company RSU outstanding immediately prior to the Effective Time that is or becomes vested in accordance with its terms at the Effective Time (each, a “Vested Company RSU”) shall, as of the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product, rounded up to the nearest cent, of (i) the number of shares of Company Common Stock subject to such Vested Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration.

(b)  Each Company RSU outstanding immediately prior to the Effective Time that is not a Vested Company RSU shall, as of the Effective Time, be assumed by Parent and converted into restricted stock units relating to a number of Parent Class B Shares (each, an “Assumed RSU”) equal to the product, rounded up to the nearest whole share, of (i) the number of shares of Company Common Stock underlying such Company RSU, multiplied by (ii) the Exchange Ratio, with the same terms and conditions that applied to such Company RSU immediately prior to the Effective Time (including vesting, effect of termination of employment and dividend equivalents).

(c)  Each Company Stock Option outstanding and unexercised immediately prior to the Effective Time that is or becomes vested in accordance with its terms at the Effective Time (each, a “Vested Company Stock Option”) shall, as of the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to the product, rounded up to the nearest cent, of (i) the number of shares of Company Common Stock subject to such Vested Company Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such Vested Company Stock Option; provided, however, that any such Vested Company Stock Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration.

(d)  Each unvested Company Stock Option outstanding and unexercised immediately prior to the Effective Time that is not a Vested Company Stock Option shall, as of the Effective Time, be assumed by Parent and converted into an option (each an “Assumed Option”) to purchase Parent Class B Shares. Each Assumed Option will continue to have, and be subject to, the same terms and conditions as in effect immediately prior to the Effective Time (including with respect to vesting and effect of termination of employment), except that (i) each Assumed Option shall be exercisable (or will become exercisable in accordance with its terms) for that number of Parent Class B Shares equal to the product, rounded down to the nearest whole share, of (A) the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio and (ii) the per share exercise price for the Parent Class B Shares issuable upon exercise of such Assumed Option shall be equal to the quotient, rounded up to the nearest whole cent, determined by dividing (A) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio. The conversion of Assumed Options provided for in this Section 2.03(d) shall be effected in a manner consistent with Section 409A of the Code.

SECTION 2.04.  Payments with Respect to Equity-Based Incentive Awards.  Notwithstanding anything in this Agreement to the contrary, all amounts payable pursuant to this Article II in respect of each Equity-Based Award shall be paid as promptly as reasonably practicable after the Effective Time (but in any event, no later than the first payroll date that occurs more than five Business Days after the Effective Time) by the Surviving Corporation or any of its Subsidiaries through their payroll systems, less applicable Tax withholdings, to the holders of the Equity-Based Awards (or such other method as the Company typically utilizes for such payments); provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code (“Section 409A”), such amounts shall be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A.

SECTION 2.05.  Company ESPP.  Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any duly authorized committee thereof administering the Company 2021 Employee Stock Purchase Plan (the “Company ESPP”)) shall take all actions as it deems necessary or appropriate to ensure that (i) no Offering or Purchase Period (each, as defined in the Company ESPP) under the Company ESPP shall be commenced on or after the date of this Agreement, (ii) beginning on the date of this Agreement, no new participants may join the Company ESPP during the Purchase Period in existence under the Company ESPP as of the date of this Agreement (such purchase period, the “Existing Purchase Period”), (iii) beginning on the date of this Agreement, no participant may increase the amount of his or her payroll deductions with respect to the Existing Purchase Period and (iv) the Company ESPP shall terminate on the earlier of (A) immediately following the Existing Purchase Period and (B) two (2) Business Days prior to the Effective Time, in which case all participant contributions under the Company ESPP shall be used to purchase shares of Company Common Stock on such date in accordance with the terms of the Company ESPP as if such date was the last day of the Existing Purchase Period (such earlier date, the “ESPP Purchase Date”).  Shares purchased pursuant to this Section 2.05 shall be treated as all other shares of Company Common Stock under Section 2.01(c). The Board of Directors of the Company shall adopt resolutions and take all other actions that may be reasonably necessary to terminate the ESPP effective as of the termination date referenced in clause (iv) of this Section 2.05.

SECTION 2.06.  Treatment of Company Warrants.  Each Company Warrant that is issued and outstanding as of immediately prior to the Effective Time shall, immediately following the Effective Time, continue to be outstanding according to its terms; provided that, following the Effective Time, each Company Warrant shall, automatically and without any required action on the part of the holder thereof or any other Person, cease to become exercisable for Company Common Stock and become exercisable solely in exchange for the receipt of the Merger Consideration with respect to the aggregate number of Company Common Stock for which such Company Warrant was exercisable for immediately prior to the Effective Time.  Pursuant to the Warrant Agreement, if a holder properly exercises a Company Warrant within 30 days following the Company’s public disclosure of the consummation of the Merger in a Current Report on Form 8‑K, then the exercise price per share under such Company Warrant (the “Warrant Price”) with respect to such exercise shall be reduced by an amount (in dollars, and in no event less than zero) equal to the difference of (i) the Warrant Price in effect immediately prior to such reduction minus (ii) (A) the Merger Consideration minus (B) the Black‑Scholes Warrant Value (as defined and determined in accordance with the Warrant Agreement).

SECTION 2.07.  Adjustments.  If between the date hereof and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be equitably adjusted to reflect such stock split, reverse stock split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change; provided that nothing in this Section 2.07 shall be deemed to permit or authorize the Company (or any of its Subsidiaries or any of the Affiliated Professional Entities) to take any action or effect any change that the Company (or any of its Subsidiaries or any of the Affiliated Professional Entities) is not otherwise authorized or permitted to take pursuant to Section 5.01 or any other provision of this Agreement.

SECTION 2.08.  Appraisal Rights.

(a)  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c), without interest thereon.

(b)  The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands or notices of dissent, waive any failure to timely deliver a written demand for appraisal under the DGCL, approve any withdrawal of any such demands, or offer, propose or otherwise agree to do any of the foregoing.  Parent shall not, except with the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), require the Company to make any payment with respect to any demands for appraisal or notices of dissent or offer to settle or settle any such demands or notices.

SECTION 2.09.  Parent Actions.  As soon as practicable after the Effective Time, Parent shall take all corporate action reasonably necessary to (i) reserve for issuance a sufficient number of Parent Class B Shares for issuance with respect to the Assumed Options and Assumed RSUs and (ii) cause the registration of Parent Class B Shares issuable with respect to the Assumed Options and Assumed RSUs to become effective as part of a registration statement on Form S-8 or any successor or other appropriate forms, and, thereafter, Parent shall deliver to holders of Assumed Options and Assumed RSUs any applicable prospectus and shall maintain the effectiveness of such registration statement, including the current status of any related prospectus, for so long as the Assumed Options and Assumed RSUs remain outstanding.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement (x) to which there is a cross-reference to such information, item or matter or (y) to the extent that it is reasonably apparent from the face of such disclosure that such information, item or matter also qualifies or applies to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company and publicly available from January 1, 2024 until the date that is one (1) Business Day prior to the execution of this Agreement (the “Filed SEC Documents”), other than any risk factor disclosure (other than any statements of fact or other statements that are not forward looking and cautionary in nature) in any such Filed SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Filed SEC Documents:

SECTION 3.01.  Organization; Standing.

(a)  The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and is in good standing with the Secretary of State of Delaware. The Company has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, have a Material Adverse Effect.  True and complete copies of the Company Charter Documents as in effect as of the date hereof are included in the Filed SEC Documents.  The Company Charter Documents are in full force and effect, and the Company is not in violation or breach of any of the provisions of the Company Charter Documents in any material respect.

(b)  Each of the Company’s Subsidiaries and each of the Affiliated Professional Entities is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, and has all requisite organizational power and authority necessary to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, have a Material Adverse Effect.

(c)  Each of the Company, its Subsidiaries and the Affiliated Professional Entities is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each of the certificates of incorporation, bylaws or comparable governing and organizational documents of the Company’s Subsidiaries and the Affiliated Professional Entities is in full force and effect and (ii) none of the Company’s Subsidiaries or the Affiliated Professional Entities are in violation or breach of any provision of the foregoing documents in any material respect.

SECTION 3.02.  Capitalization.

(a)  The authorized shares of the Company consist of 1,000,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”).  At the close of business on February 28, 2026 (the “Capitalization Date”), (i) 166,999,356 shares of Company Common Stock were issued and outstanding and (ii) no shares of Company Preferred Stock were issued or outstanding.  As of the Capitalization Date, (1) a total of 33,479,994 shares of Company Common Stock were reserved and available for issuance upon exercise of the Company Warrants (of which 20,722,494 shares of Company Common Stock were reserved for issuance under the Public Warrants (as defined in the Warrant Agreement) and 12,757,500 shares of Company Common Stock were reserved for issuance under the Private Warrants (as defined in the Warrant Agreement)), (2) 22,321,977 shares of Company Common Stock were reserved and remained available for issuance pursuant to the Equity Plans, of which amount (A) 5,507,246 shares of Company Common Stock were subject to outstanding Company RSUs and (B) 8,951,570 shares of Company Common Stock were subject to outstanding Company Stock Options, (3) 3,045,115 shares of Company Common Stock were reserved and remained available for purchase under the Company ESPP and (4) no shares of Company Common Stock could be acquired with accumulated payroll deductions under the Company ESPP (assuming that the market price of a share of Company Common Stock is equal to the Merger Consideration).  From the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has issued or sold any Company Securities (as defined below), other than the issuance or sale of Company Securities pursuant to the exercise of Company Warrants, settlement or exercise of Company RSUs or Company Stock Options, the operation of the Company ESPP or the forfeiture of, or withholding of Taxes with respect to, Company RSUs and Company Stock Options.  All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and not subject to, and were not issued in violation of, any purchase option, call option, right of first refusal, preemptive rights, subscription rights or any similar rights.

(b)  Except as described in Section 3.02(a), as of the Capitalization Date, there were (i) no issued, reserved for issuance or outstanding shares of capital stock of, or other equity or voting interests in, the Company, and no outstanding obligations to issue, deliver or sell or cause to be issued, delivered or sold any shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, calls, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no rights issued by or other obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company to make any payments based on the price or value of any Company Securities.  Other than the Company Warrants, the Equity Plans and the Company ESPP, there are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the forfeiture of, or withholding of Taxes with respect to, Company RSUs and Company Stock Options), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.  No direct or indirect Subsidiary of the Company owns any shares of Company Common Stock.  None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to (A) the election, designation or nomination of any director of the Company or any of its Subsidiaries or (B) the disposition, voting or dividends with respect to any Company Securities.  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has any outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c)  As of the date of this Agreement, there are (i) no issued, reserved for issuance or outstanding shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company, and no outstanding obligations to issue, deliver or sell or cause to be issued, delivered or sold any equity or voting interests in any Subsidiary of the Company, (ii) no outstanding securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company, (iii) no outstanding options, warrants, calls, rights or other commitments or agreements to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, any Subsidiary of the Company, (iv) no rights issued by or other obligations to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, any Subsidiary of the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as the “Company Subsidiary Securities”), in the case of each of clauses (i), (ii), (iii) and (iv), that are not owned by the Company or a wholly owned Subsidiary of the Company and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Subsidiary Securities (in each case, other than any such obligations solely among the Company and its wholly owned Subsidiaries).  There are no outstanding agreements or Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Subsidiary Securities, or obligate the Company or any of its Subsidiaries to grant, extend or enter into any such agreements or Contracts relating to any Company Subsidiary Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Subsidiary Securities (other than any such obligations solely among the Company and its wholly owned Subsidiaries).

(d)  The Company and its Subsidiaries own, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary of the Company, free and clear of all Encumbrances (except for transfer restrictions arising under applicable securities Laws), and, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all such outstanding equity securities have been duly authorized and validly issued and are fully paid, nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive rights, subscription rights or any similar rights.

(e)  All of the issued and outstanding equity securities of each Affiliated Professional Entity are wholly owned by Dr. Nikole Benders-Hadi, free and clear of all Encumbrances (except for Encumbrances arising under the Corporate Practice Documents and transfer restrictions arising under applicable securities Laws), and, except as would not, individually or in the aggregate, reasonably be expected to be material to Company and its Subsidiaries, taken as a whole, all such outstanding equity securities have been duly authorized and validly issued and are fully paid, nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive rights, subscription rights or any similar rights, except as set forth in each Securities Transfer Restriction Agreement.  Each Affiliated Professional Entity is bound by a Securities Transfer Restriction Agreement.

SECTION 3.03.  Authority; Noncontravention.

(a)  The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.10 are true and correct and subject to the receipt of the Company Stockholder Approval, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and, assuming the representations and warranties set forth in Section 4.10 are true and correct, the consummation by it of the Transactions, have been duly authorized by its Board of Directors and, except for obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).

(b)  The Board of Directors of the Company, at a meeting duly called and held, unanimously (i) determined that it is advisable and fair to, and in the best interests of, the Company and the stockholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the Transactions, (ii) adopted resolutions approving and declaring the advisability of this Agreement and the consummation of the Transactions, including the Merger, (iii) adopted resolutions making the Company Board Recommendation, which resolutions have not been subsequently rescinded, modified or withdrawn and (iv) directed that this Agreement and the Transactions be submitted to the stockholders of the Company entitled to vote for adoption.

(c)  Assuming the representations and warranties set forth in Section 4.10 are true and correct, the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), at the Company Stockholders’ Meeting or any adjournment or postponement thereof, are the only votes of the holders of any class or series of shares of capital stock of the Company necessary to adopt this Agreement and approve the Merger.

(d)  Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Company Stockholder Approval, conflict with or violate any provision of the Company Charter Documents, any provision of any organizational documents of any Subsidiary of the Company or any provision of any organizational documents of any Affiliated Professional Entity or (ii) assuming that the consents, approvals, filings, licenses, permits, authorizations, declarations, notifications and registrations referred to in Section 3.04 and the Company Stockholder Approval are obtained prior to the Effective Time and the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to the Company or any of its Subsidiaries or any Affiliated Professional Entity, (y) violate or constitute a default under or result in a breach of (with or without notice or lapse of time, or both) any of the terms or provisions of, or result in a payment obligation or loss of a benefit under, or give rise to any right of consent, approval, termination, cancellation, amendment or acceleration of or under, any Material Contract which the Company or any of its Subsidiaries or any of the Affiliated Professional Entities is party (or otherwise bound by) or any Permit held by the Company or any of its Subsidiaries or any of the Affiliated Professional Entities or (z) result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any properties or assets of the Company, any of its Subsidiaries or any of the Affiliated Professional Entities, except, in the case of clause (ii), as would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.04.  Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”), (c) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws, (e) the consents, approvals, orders, authorizations, filings, notifications, declarations or registrations set forth in Section 3.04(e) of the Company Disclosure Letter and (f) compliance with any applicable state securities or blue sky Laws, no consent, approval, license, permit or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, licenses, permits, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.05.  Company SEC Documents; Undisclosed Liabilities.

(a)  The Company has timely filed with or furnished the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed by the Company with the SEC pursuant to the Securities Act of 1933 (the “Securities Act”) or the Exchange Act, in each case, since January 1, 2024, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed or furnished by the Company with the SEC, as they have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”).  No Subsidiary of the Company and no Affiliated Professional Entity are required to make any filings with the SEC.  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Since January 1, 2024, no executive officer of the Company has failed to make the certifications required by him or her under Section 302 or 906 of the Sarbanes-Oxley Act, with respect to any Company SEC Document, except as disclosed in certifications filed with the Company SEC Documents.  As of the date of this Agreement, there are no material outstanding or unresolved comments from the SEC with respect to the Company SEC Documents.  Since January 1, 2024, there has been no material correspondence between the SEC and the Company relating to the Company SEC Documents that is not set forth in the Company SEC Documents or publicly available on the SEC’s website.

(b)  The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date hereof, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations and consolidated statements of cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year‑end adjustments that are not material in amount or nature).

(c)  Neither the Company nor any of its consolidated Subsidiaries nor any of the consolidated Affiliated Professional Entities has any liabilities (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of September 30, 2025 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as would not, individually or in the aggregate, have a Material Adverse Effect.  There are no material off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed or described pursuant to Regulation S-K (or similar Contracts where the purpose is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries) that have not been so disclosed or described in the Company SEC Documents.

(d)  The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  Such controls, procedures and systems are designed to provide reasonable assurances (i) that all material information required to be disclosed by the Company in the Company SEC Documents is recorded and made known on a timely basis to the individuals responsible for the preparation of the Company SEC Documents, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that transactions are executed only in accordance with the authorizations of management and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.  The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2025, and such assessment concluded that such controls were effective.  Since January 1, 2024, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of (x) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated, or (y) any fraud that involved management or other employees of the Company or any of its Subsidiaries that have a significant role in the Company’s internal control over financial reporting.

(e)  The Proxy Statement (including any amendment or supplement thereto), at the time first sent or given to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub or any Representatives thereof in writing expressly for inclusion or incorporation by reference in the Proxy Statement.

SECTION 3.06.  Absence of Certain Changes.

(a)  From the Balance Sheet Date through the date of this Agreement, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries and the Affiliated Professional Entities has been carried on and conducted in all material respects in the ordinary course of business.

(b)  From the Balance Sheet Date through the date of this Agreement, there has not been any Material Adverse Effect.

(c)  From the Balance Sheet Date through the date of this Agreement, neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has taken any action that, if taken after the date of this Agreement without the consent of Parent, would constitute a breach of Section 5.01(b)(ii), Section 5.01(b)(iii), Section 5.01(b)(iv), Section 5.01(b)(v), Section 5.01(b)(vi), Section 5.01(b)(xiii), Section 5.01(b)(xiv), Section 5.01(b)(xv) or Section 5.01(b)(xxii).

SECTION 3.07.  Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries and the Affiliated Professional Entities, taken as a whole, (a) there is no, and since January 1, 2024, there has not been any, pending or, to the Knowledge of the Company, threatened legal, civil, criminal or administrative proceeding, suit, investigation, audit, claim, hearing, arbitration or other action by or before any Governmental Authority (an “Action”), in each case by or against the Company or any of its Subsidiaries or any of the Affiliated Professional Entities or involving the Company or any of its Subsidiaries or any of the Affiliated Professional Entities and (b) there is no, and since January 1, 2024, there has not been any, outstanding order, judgment, injunction, ruling, award, writ, settlement, grant, consent, decision or decree by or of any Governmental Authority (each, a “Judgment”) outstanding against or imposed upon the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

SECTION 3.08.  Compliance with Laws; Permits.

(a)  The Company and each of its Subsidiaries and each of the Affiliated Professional Entities are, and have been since January 1, 2024, in compliance with all local, state, federal or national, whether foreign, multi-national or domestic, laws (including common law), statutes, treaties, ordinances, codes, rules or regulations, decrees, Permits or requirements or other restrictions imposed by any Governmental Authorities, in each case, having the force and effect of law or any similar form of decision or approval of, or determination by, or any binding interpretation or administration of any of the foregoing by, any Governmental Authority (collectively, “Laws”) or Judgments, applicable to the Company, any of its Subsidiaries or any of the Affiliated Professional Entities or any of their respective assets or properties, except as would not, individually or in the aggregate, have a Material Adverse Effect.  Since January 1, 2024, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from any Governmental Authority alleging noncompliance with any Laws, except as would not, individually or in the aggregate, have a Material Adverse Effect.  Since January 1, 2024 none of the Affiliated Professional Entities has received any written or, to the Knowledge of the Company, oral notice from any Governmental Authority alleging noncompliance with any Laws, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)  The Company, each of its Subsidiaries and each of the Affiliated Professional Entities holds all licenses, franchises, permits, certificates, consents, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses as currently conducted, and all such Permits, to the extent necessary for the lawful conduct of their respective businesses as currently conducted, are in full force and effect and are not subject to any Action that would result in any modification, termination or revocation of any such Permit, except where the failure to hold the same or to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect.

(c)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company, each of its Subsidiaries, each of the Affiliated Professional Entities and each of its and their respective directors, officers and employees acting in such capacity are and, to the Knowledge of the Company, each of its and their other agents acting on its or their behalf is, and have been since January 1, 2024, in compliance with the Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder or any other applicable Laws relating to bribery, corruption or money laundering.

SECTION 3.09.  Tax Matters.  Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a)  The Company and each of its Subsidiaries and each of the Affiliated Professional Entities has prepared (or caused to be prepared) and timely filed (or caused to be timely filed) (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by it, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate and were prepared in compliance with all applicable Laws. All Taxes due and owing by the Company and its Subsidiaries and the Affiliated Professional Entities (whether or not shown on any Tax Return) have been timely paid in full.

(b)  There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

(c)  The accrual or reserves for Taxes with respect to the Company and each of its Subsidiaries and each of the Affiliated Professional Entities for any Tax period ending on or before the Closing Date reflected on the Company’s financial statements (or the notes thereto) included in the Company SEC Documents are adequate, in accordance with GAAP, to cover all material Taxes payable by the Company and each of its Subsidiaries and each of the Affiliated Professional Entities for all periods through the date of such Company SEC Documents and such accrual or reserves.

(d)  No deficiency or proposed adjustment for any amount of Tax has been proposed, asserted or assessed by any taxing authority in writing against the Company or any of its Subsidiaries or any of the Affiliated Professional Entities that has not been paid, settled or otherwise resolved.  There is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of the Affiliated Professional Entities with respect to any Taxes.  Since January 1, 2024, there has not been an examination or written notice of potential examination of the Tax Returns filed with respect to the Company or any of its Subsidiaries or any of the Affiliated Professional Entities by any taxing authority.

(e)  All Taxes that are required to be withheld or collected by the Company or any of its Subsidiaries or any of the Affiliated Professional Entities have been duly withheld and collected and, to the extent required, have been properly paid or deposited as required by applicable Laws.

(f)  Since January 1, 2024, no claim has been made by any taxing authority in writing in a jurisdiction where neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities files a Tax Return alleging that the Company or any such Subsidiary or any such Affiliated Professional Entity (i) is or may be subject to any Tax by such jurisdiction or (ii) is or may be required to file a Tax Return in respect of such type of Tax in such jurisdiction.  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities is, or since January 1, 2024 has been, subject to any Tax in any country (other than its country of incorporation or formation) by virtue of having a permanent establishment (as defined in any applicable tax treaty) or other fixed place of business in such other country.

(g)  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(h)  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries or any of the Affiliated Professional Entities) under Treasury Regulations Section 1.1502‑6 (or any similar provision of any state, local or non-U.S. law) or as a transferee or successor.

(i)  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company, its Subsidiaries and the Affiliated Professional Entities and (ii) customary Tax indemnification provisions in any Contract the primary purpose of which does not relate to Taxes.

(j)  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(k)  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities will be required to include any item of income or exclude any item of deduction for any taxable period (or portion thereof) beginning after the Closing Date that would not have otherwise so been included or excluded as the case may be as a result of any of the following (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date (or otherwise in connection with the transactions contemplated by this Agreement), (ii) use of the cash method, modified cash method, or modified accrual method or an improper method of accounting for a taxable period ending on or before the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law), (iv) any installment sale or open transaction disposition made on or before the Closing Date, (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of applicable Law) in existence prior to the Closing Date, (vi) the receipt of any prepaid revenue on or before the Closing Date or deferred revenue realized on or before the Closing Date, in each case outside the ordinary course of business, or (vii) an election pursuant to Section 965(h) of the Code (or any corresponding provision of Tax Law) made with respect to any Taxable period (or portion thereof) ending on or prior to the Closing Date.

(l)  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011‑4(b).

(m)  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities is (i) a “passive foreign investment company” within the meaning of Section 1297(a) of the Code, or (ii) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a U.S. corporation under Section 7874(b) of the Code.

SECTION 3.10.  Employee Benefits.

(a)  Section 3.10(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan.  With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document (or, if appropriate, a form thereof), or if the Company Plan is not written, a written description of the material terms thereof, including any amendments thereto, (ii) the most recent determination letter (or opinion letter for a pre-approved plan) received from the IRS, (iii) the most recent annual report on Form 5500 filed with the IRS and the most recent actuarial valuation or similar report and (iv) all current trust agreements and funding agreements.

(b)  Section 3.10(b) of the Company Disclosure Letter sets forth a true and complete list of, with respect to each Equity-Based Award outstanding as of the Capitalization Date, (i) the holder’s name or identification number, (ii) the date of grant, (iii) the number of shares of Company Common Stock subject to such Equity-Based Award, (iv) the exercise or purchase price per share of Company Common Stock subject to such Equity-Based Award, (v) the expiration date, (vi) the Equity Plan under which such Equity-Based Award was granted, (vii) the vesting schedule and any performance conditions associated with such Equity-Based Award and (viii) whether such Equity-Based Award is intended to be treated as an “incentive stock option” pursuant to Section 422 of the Code.  Each Equity-Based Award was granted under an Equity Plan.

(c)  Each Company Plan has been established, administered and funded in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, other than instances of noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, with respect to each Company Plan, all contributions, distributions, reimbursements and premiums to, and payments from, such Company Plan required to be made in accordance with the terms of such Company Plan and, when applicable, the applicable Laws of the jurisdiction in which such Company Plan is maintained, have been timely made.

(d)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect such qualification.

(e)  There are no pending, or to the Knowledge of the Company, threatened Actions (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Company Plan, in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective directors, employees or agents (each, acting in their capacity as such) has, with respect to any Company Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, that would reasonably be expected to result in the imposition of a future penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code applicable to the Company, any of its Subsidiaries or any of their respective directors, employees or agents (in their capacity as such), in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(f)  Neither the Company nor any Commonly Controlled Entity maintains, sponsors, contributes to or is required to contribute to, or within the past three (3) years has maintained, sponsored, contributed to or been required to contribute to, or has or may have any direct or indirect liability under or with respect to, any (i) plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan (whether or not subject to ERISA), (ii) “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or (iii) plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control or that is otherwise treated together with the Company as a single employer within the meaning of Section 414 of the Code. Neither the Company nor any Commonly Controlled Entity has incurred any Controlled Group Liability that has not been paid in full, nor to the Knowledge of the Company, do any circumstances exist that would reasonably be expected to result in any Controlled Group Liability becoming a liability of Parent or Merger Sub or any of their respective Affiliates. No Company Plan holds or invests in any “qualifying employer securities” within the meaning of Section 407(d)(5) of ERISA.

(g)  No Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement, other than benefits or coverage (i) required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code or any other applicable Law or (ii) the full cost of which is borne by the recipient (or any of their beneficiaries).

(h)  The Company, each Commonly Controlled Entity and any applicable Company Plan are in compliance with all provisions of the Patient Protection and Affordable Care Act, to the extent applicable, including the employer shared responsibility provisions relating to the offer of “affordable” health coverage that provides “minimum essential coverage” to “full-time” employees (as those terms are defined in Section 4980H of the Code and related regulations), and the payment of the applicable penalty, and the applicable employer information reporting provisions under Section 6055 of the Code and Section 6056 of the Code and related regulations, in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company and each Commonly Controlled Entity are not reasonably expected to incur or be subject to, any material Tax, penalty or other liability that may be imposed under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010.

(i)  Except as set forth in this Agreement, the consummation of the Transactions will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or increase the amount of, any material compensation due to any director, officer or employee of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities under any Company Plan, (ii) cause the Company to transfer or set aside any material assets to fund any benefits under any Company Plan, (iii) limit or restrict the right to amend, terminate or transfer the assets of any material Company Plan on or following the Effective Time, (iv) entitle any current or former director, officer, employee or individual service provider of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities to any new type of compensation or benefit or (v) result in the payment of any amount (whether in cash or property or the vesting of property) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code or otherwise that would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(j)  Each Company Plan that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been established, administered, operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable regulations and guidance thereunder, and no amount under any such Company Plan is, has been or is reasonably expected to be subject to any Tax under Section 409A of the Code, in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement (or similar “make whole” payments or indemnities) of Taxes imposed under Sections 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(k)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) each Non-U.S. Company Plan which is intended to qualify for special Tax treatment meets all requirements for such Tax treatment and (ii) each Non-U.S. Company Plan that is intended to be funded or book reserved is fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.  “Non-U.S. Company Plan” means each Company Plan subject to Laws outside of the United States (whether or not United States Laws also apply).

SECTION 3.11.  Labor Matters.

(a)  Section 3.11(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, for each current employee of the Company and its Subsidiaries and the Affiliated Professional Entities, such employee’s (i) name or employee identification number; (ii) annual base salary or hourly wage rate, as applicable; (iii) annual target bonus percentage or amount, as applicable; (iv) title; (v) employer; (vi) primary work location; (vii) whether exempt from the Fair Labor Standards Act; and (viii) whether active or on leave.

(b)  As of the date of this Agreement, there are no Collective Bargaining Agreements and no employee of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities is subject to any Collective Bargaining Agreement.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened labor strike, lockout, slowdown or work stoppage by or with respect to the employees of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

(c)  The Company and its Subsidiaries and the Affiliated Professional Entities are in compliance with all applicable Laws relating to labor and employment matters, including occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees and contractors, immigration, meal and rest breaks, overtime, employment equality, human rights, pay equity and workers’ compensation, except as would not, individually or in the aggregate, have a Material Adverse Effect.  There are no grievances, complaints or charges with respect to employment or labor matters (including allegations of employment discrimination, wage and hour violations, sexual or other discriminatory harassment, sexual assault, retaliation or unfair labor practices) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of the Affiliated Professional Entities, except as would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 3.12.  Environmental Matters.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) the Company and each of its Subsidiaries and each of the Affiliated Professional Entities is, and has been since January 1, 2024, in compliance with all applicable Laws relating to pollution or the protection of human health and safety (as it relates to exposure to hazardous or toxic substances) or the environment or natural resources (“Environmental Laws”), (b) the Company and its Subsidiaries and the Affiliated Professional Entities possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses, (c) there is no Action, or written notice of violation or liability, under or pursuant to any Environmental Law that is pending or, to the Knowledge of the Company, threatened in writing since January 1, 2024 against the Company or any of its Subsidiaries or any of the Affiliated Professional Entities, (d) neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities is subject to any Judgment imposed by any Governmental Authority under which there are outstanding or unresolved obligations arising under Environmental Laws on the part of the Company or its Subsidiaries or the Affiliated Professional Entities and (e) neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities is conducting or funding any cleanup or other remedial activities under Environmental Law as a result of any release, spill or disposal of any hazardous or toxic substances at, in or under any real property leased by the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

SECTION 3.13.  Intellectual Property.

(a)  Section 3.13(a) of the Company Disclosure Letter lists, as of the date of this Agreement, the following Owned Company Intellectual Property: (i) all Registered Company Intellectual Property, (ii) all material unregistered Trademarks and (iii) all material Software.  The Company and its Subsidiaries and the Affiliated Professional Entities own all of the Owned Company Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances).  All of the Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable and has been duly maintained and has not expired, been cancelled or abandoned.

(b)  The Company or one of its Subsidiaries or one of the Affiliated Professional Entities owns, is licensed (or otherwise has the right) to use all material Intellectual Property reasonably necessary to conduct the business of the Company and its Subsidiaries and the Affiliated Professional Entities (taken as a whole) as conducted as of the date of this Agreement (collectively, the “Company Intellectual Property”); provided that nothing in this Section 3.13(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Section 3.13(g).  The Company Intellectual Property owned or used by the Company and its Subsidiaries and the Affiliated Professional Entities immediately prior to Closing has not been made unavailable for continued ownership or use (as applicable) immediately after the Closing on substantially identical terms and conditions as owned or used by the Company and its Subsidiaries and the Affiliated Professional Entities prior to Closing as a result of any act or omission of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

(c)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities have entered into any consents, judgments, orders, indemnification agreements, forbearances to sue or settlement agreements that adversely affect the Company’s or its Subsidiaries’ or the Affiliated Professional Entities’ rights to own, use, make, transfer, encumber, assign, license, distribute, convey, sell or otherwise exploit the Owned Company Intellectual Property.

(d)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries and the Affiliated Professional Entities have taken commercially reasonable measures to protect and maintain the confidentiality of Proprietary Information included in the Owned Company Intellectual Property.

(e)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, no government funding, facilities of a university, college, hospital, foundation, other educational institution or research center or other funding from third parties provided specifically for research and development was used in the development of any Owned Company Intellectual Property in a manner that has resulted in such third party retaining any claim of ownership or right to use any such Owned Company Intellectual Property.  To the Knowledge of the Company, no Person who was involved in, or who contributed to, the creation or development of any Company Intellectual Property has performed services for the government, university, college, hospital, foundation or other educational institution or research center in a manner that would materially affect Company’s and its Subsidiaries’ and the Affiliated Professional Entities’ rights in the Owned Company Intellectual Property.

(f)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, all employees and material consultants of the Company and its Subsidiaries and the Affiliated Professional Entities who have developed within the scope of their employment or engagement any Owned Company Intellectual Property have entered into appropriate agreements providing for the assignment of all of their right, title and interest in any such Owned Company Intellectual Property to the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

(g)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, no adverse third-party Actions are pending or, to the Knowledge of the Company, since January 1, 2024, have been threatened in writing against the Company or any of its Subsidiaries or any of the Affiliated Professional Entities (i) challenging the ownership, validity or use by the Company or any of its Subsidiaries or any of the Affiliated Professional Entities of any Owned Company Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries or any of the Affiliated Professional Entities have infringed, misappropriated or otherwise violated the Intellectual Property of any Person.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the Knowledge of the Company, since January 1, 2024, the Owned Company Intellectual Property and the operation of the business of the Company and its Subsidiaries and the Affiliated Professional Entities has not infringed, misappropriated or otherwise violated the rights of any other Person.

(h)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2024 (i) no Person is or has been infringing, misappropriating or otherwise violating the rights of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities with respect to any Owned Company Intellectual Property and (ii) no Actions are pending or, to the Knowledge of the Company, have been threatened in writing against any other Person by or on behalf of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

(i)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the Software included in the Owned Company Intellectual Property (the “Company Software”) complies with the contractual commitments relating to its use, functionality, or performance.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company Software does not contain any intentional undisclosed feature (including any time bomb, virus, software lock, drop-dead device, malicious logic, worm, Trojan horse, or spyware) that is capable of (or that allows any untrusted party to be capable of) accessing, modifying, deleting, damaging, disabling, deactivating, interfering with or otherwise harming any computers, networks, data or other electronically stored information, or computer programs or systems.

(j)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries and the Affiliated Professional Entities have not disclosed, delivered, licensed or made available to any escrow agent or other Person, agreed to disclose, deliver, license or make available to any escrow agent or other Person, any source code for any Company Software, except for disclosures to employees or contractors under written agreements that prohibit further disclosure other than under confidentiality.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure or delivery by the Company or any of its Subsidiaries or any of the Affiliated Professional Entities or any other Person acting on their behalf to any third party of any source code for any Company Software.

(k)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its Subsidiaries and the Affiliated Professional Entities have complied in all respects with the requirements of the licenses for any third-party components (including Open Source Software) incorporated into any Company Software and (ii) the Company and its Subsidiaries and the Affiliated Professional Entities have not used any Open Source Software in such a way that would obligate the Company or any of its Subsidiaries or any of the Affiliated Professional Entities under the terms of such licenses to distribute, license or make available to any third party the source code of any of the Company Software.

SECTION 3.14.  Data Privacy and Technology; Information Security.

(a)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries and the Affiliated Professional Entities are and, since January 1, 2024, have been in compliance with (i) applicable Data Privacy Laws, (ii) all obligations regarding the collection, storage, processing, disclosure and use of Personal Information to which it is bound under Contract and (iii) the Company’s and its Subsidiaries’ and the Affiliated Professional Entities’ publicly posted external privacy policies regarding the Company’s and its Subsidiaries’ and the Affiliated Professional Entities’ collection, storage, processing, disclosure and use of Personal Information.

(b)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2024, neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has experienced any breaches, outages or unauthorized uses of or accesses to the Company IT Assets or any breaches or unauthorized uses of or accesses to Personal Information within the possession or control of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.  Since January 1, 2024, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Assets that has resulted in a material disruption or material damage to the business of the Company and that has not been remedied.

(c)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company IT Assets operate and perform as necessary to permit the Company and its Subsidiaries and the Affiliated Professional Entities to conduct the business of the Company and its Subsidiaries and the Affiliated Professional Entities (taken as a whole) as conducted as of the date hereof.  The Company and its Subsidiaries and the Affiliated Professional Entities have taken commercially reasonable steps and implemented commercially reasonable safeguards designed to protect the Company IT Assets and Personal Information stored on Company IT Assets from unauthorized access and from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other Software routines that permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement or destruction of, Software or proprietary data.

(d)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, no Governmental Authority or other Person has commenced or threatened in writing any litigation or other written complaint, audit, proceeding, fines, judgments, claim or investigation (formal or informal), arising from or relating to any of the Company’s (or any of its Subsidiaries’ or any of the Affiliated Professional Entities’) information privacy, protection or security practices or related to the Company’s (or any of its Subsidiaries’ or any of the Affiliated Professional Entities’) collection, use, processing, storage, transfer and security of Personal Information by the Company or any of its Subsidiaries or any of the Affiliated Professional Entities in any jurisdiction in which the Company or any of its Subsidiaries or any of the Affiliated Professional Entities operate their respective business.

(e)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries and the Affiliated Professional Entities have obtained all Privacy Consents as required under applicable Data Privacy Laws for all Processing of Personal Information performed by or on behalf of the Company and its Subsidiaries and the Affiliated Professional Entities, and the Company and its Subsidiaries and the Affiliated Professional Entities hold all records evidencing such Privacy Consents.  The Company and its Subsidiaries and the Affiliated Professional Entities have the valid and legal right (whether contractually, by Law, or otherwise) to Process all Personal Information for the purpose such Personal Information was collected, used, or disclosed in connection with the Company’s and its Subsidiaries’ and the Affiliated Professional Entities operation of their respective business.

(f)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the extent necessary or required, the Company and its Subsidiaries and the Affiliated Professional Entities are in compliance, and have been in compliance since January 1, 2024, with (i) PCI DSS, (ii) the related card brand rules and (iii) requirements in any Contracts between the Company (or any of its Subsidiaries or any of the Affiliated Professional Entities) and its payment processor and/or acquiring bank.

(g)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each of its Subsidiaries and each of the Affiliated Professional Entities has entered into a data processing agreement with each of its vendors and subcontractors that reasonably protects the privacy and security of Personal Information and complies in all material respects with applicable Data Privacy Laws.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2024, neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has received written notice of any breach of a data processing agreement with a vendor or other subcontractor of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

(h)  Since January 1, 2024, neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has received written notice of, and there is no material Action pending or threatened with respect to, any alleged “breach” (as defined in 45 C.F.R. § 164.402) or any material violation of HIPAA or other Laws governing the privacy and security of personal or health information by the Company and its Subsidiaries and the Affiliated Professional Entities.  As of the date of this Agreement, no material “breach” (as defined in 45 C.F.R. § 164.402) involving the Company or any of its Subsidiaries or any of the Affiliated Professional Entities or any of its or their “workforce” or successful “security incident” (as defined in 45 C.F.R. § 164.304) has occurred with respect to “protected health information” (as defined in 45 C.F.R. § 160.103) in the possession or under the control of the Company and its Subsidiaries and the Affiliated Professional Entities.  The Company and its Subsidiaries and the Affiliated Professional Entities have (i) executed and maintained business associate agreements with each Person who is a “covered entity”, “business associate” or a “subcontractor” of the Company and its Subsidiaries and the Affiliated Professional Entities, (ii) when acting as a “part 2 program” (as defined at 42 C.F.R. § 2.11), executed and maintained a qualified service organization agreement with each Person which is a “qualified service organization” (as defined at 42 C.F.R. § 2.11) of the “part 2 program,” and (iii) when acting as a “qualified service organization,” executed and maintained a qualified service organization agreement with each Person which is a “part 2 program” served by the “qualified service organization.”  The Company and its Subsidiaries and the Affiliated Professional Entities have completed a periodic security “risk analysis” as described and to the extent required by 45 C.F.R. § 164.308(a)(1)(ii)(A).  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries and the Affiliated Professional Entities have promptly addressed and fully remediated all threats and deficiencies identified in every security risk analysis.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the execution, delivery or performance of this Agreement by the Company, nor the consummation of the Transactions by the Company, including any direct or indirect transfer of Personal Information resulting from such transactions, will violate any Data Privacy Laws or Privacy Consents.

SECTION 3.15.  Property.

(a)  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities owns, or has ever owned, any real property.

(b)  Section 3.15(b) of the Company Disclosure Letter lists, as of the date of this Agreement, the address of each Leased Real Property and the Company Lease with respect thereto. The Company has delivered to Parent a true and complete copy of each Company Lease document. Except as would not, individually or in the aggregate, have a Material Adverse Effect, with respect to each Company Lease, (i) the Company or one of its Subsidiaries has a good and valid leasehold, sub-leasehold or license interest (as lessee, sublessee or licensee) in each Leased Real Property, free and clear of all Encumbrances (other than Permitted Encumbrances), subject to the terms of such Company Lease, (ii) such Company Lease is legal, valid, binding, enforceable and in full force and effect, (iii) the Company’s or one of its Subsidiaries’ possession and quiet enjoyment of the Leased Real Property under such Company Lease has not been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Leased Real Property, (iv) neither the Company nor any of its Subsidiaries has received written notice of any Actions in eminent domain, condemnation or other similar Actions that are pending, and, to the Knowledge of the Company, there are no such Actions threatened, in each case, affecting any portion of the Leased Real Property, (v) no Leased Real Property is subject to any license, sublease or use and occupancy agreement pursuant to which the Company or any of its Subsidiaries has granted any third party the right to lease, sublease, use or occupy all or any portion of any Leased Real Property, (vi) neither the Company nor any of its Subsidiaries nor any other party to such Company Lease is in breach or default under such Company Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Company Lease, (vii) no security deposit or portion thereof deposited with respect such Company Lease has been applied in respect of a breach or default under such Company Lease which has not been redeposited in full and (viii) the other party to such Company Lease is not an Affiliate of, and otherwise does not have any economic interest in, the Company or any of its Subsidiaries. The Leased Real Property identified on Section 3.15(b) of the Company Disclosure Letter comprises all of the real property used or intended to be used in, or otherwise related to, the business of the Company and its Subsidiaries and the Affiliated Professional Entities.

SECTION 3.16.  Contracts.

(a)  Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Material Contract.  For purposes of this Agreement, “Material Contract” means any Contract (but excluding any Company Plan or Collective Bargaining Agreement) to which the Company, any of its Subsidiaries or any of the Affiliated Professional Entities is a party or by which the Company, any of its Subsidiaries or any of the Affiliated Professional Entities or any of their respective properties or assets is bound that:

(i)  is filed or required to be filed as an exhibit to the Company’s Annual Report on Form 10-K or is otherwise a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii)  is a joint venture, partnership, co-investment, limited liability company, strategic alliance or other similar arrangement that is material to the business of the Company or any of its Subsidiaries, other than with respect to any arrangement that is solely between or among the Company, any of its wholly owned Subsidiaries and any of the Affiliated Professional Entities;

(iii)  provides for (x) indebtedness for borrowed money or any guarantee of indebtedness for borrowed money or (y) the mortgaging, pledging or otherwise placing of any Encumbrance (other than any Permitted Encumbrance) on any material portion of the assets or properties, in each case of clauses (x) and (y), of the Company or any of its Subsidiaries and having an outstanding or committed amount in excess of $1,000,000, other than indebtedness solely between or among any of the Company, its Subsidiaries and any of the Affiliated Professional Entities;

(iv)  relates to the acquisition or disposition of any business, assets, properties or equity interests (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $1,000,000 (A) that was entered into after January 1, 2024 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company, any of its Subsidiaries or any of the Affiliated Professional Entities of more than $1,000,000, individually or in the aggregate, in the case of each of clauses (A) and (B), excluding (x) acquisitions or dispositions of inventory or equipment in the ordinary course of business, (y) acquisitions or dispositions of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company, its Subsidiaries or the Affiliated Professional Entities or (z) repurchases by the Company of Company Common Stock from Company employees;

(v)  (x) pursuant to which any material Intellectual Property is licensed to the Company or any of its Subsidiaries or any of the Affiliated Professional Entities or (y) pursuant to which the Company or any of its Subsidiaries or any of the Affiliated Professional Entities has granted to any Person a license in any material Owned Company Intellectual Property, in the case of each of clauses (x) and (y), excluding (A) licenses to off-the-shelf Software or other Software available on generally standard terms and conditions; (B) non-exclusive licenses granted or received in the ordinary course of business; (C) Contracts under which a license to Intellectual Property is merely incidental to the transaction contemplated in such Contract; (D) confidentiality and non-disclosure agreements entered into in the ordinary course of business; and (E) proprietary agreements with employees or contractors on standard forms (or substantially similar forms) of the Company or any of its Subsidiaries;

(vi)  obligates the Company, any of its Subsidiaries or any of the Affiliated Professional Entities to make any capital expenditure in an amount in excess of $1,000,000 in any calendar year;

(vii)  contains provisions that (A) prohibit in a material respect the Company, any of its Subsidiaries or any of the Affiliated Professional Entities from competing in or conducting any line of business or soliciting any Person for employment, service or engagement or grant a right of exclusivity to any Person that (x) prevents the Company, any of its Subsidiaries or any of the Affiliated Professional Entities from entering any geographic territory or (y) materially restricts future business activity of the Company, any of its Subsidiaries or any of the Affiliated Professional Entities or (B) are material “most-favored-nation” pricing provisions granted by the Company, any of its Subsidiaries or any of the Affiliated Professional Entities, in the case of each of clauses (A) or (B), other than (1) Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than 90 days’ notice without payment by the Company or any of its Subsidiaries of any material penalty, (2) license agreements for Intellectual Property limiting the Company’s or its Subsidiaries’ use of such Intellectual Property to specified fields of use, (3) Contracts solely between or among the Company, any of its Subsidiaries and any of the Affiliated Professional Entities and (4) in the case of clause (A), nondisclosure agreements and Contracts with vendors entered into in the ordinary course of business;

(viii)  relates to any Affiliate Transaction;

(ix)  is with any of the top twenty (20) Third-Party Payor Programs by revenue received by the Company, its Subsidiaries and the Affiliated Professional Entities, on a combined basis, for the twelve (12)-month period ended as of December 31, 2025;

(x)  relates to a settlement for any Action (x) involving any payments after the date of this Agreement from or by the Company, any of its Subsidiaries or any of the Affiliated Professional Entities in excess of $1,000,000, individually or in the aggregate, or (y) imposing any material non-monetary obligations or liabilities on the Company, any of its Subsidiaries or any of the Affiliated Professional Entities (other than customary non-disclosure obligations);

(xi)  is with any of the ten (10) largest vendors of the Company, its Subsidiaries and the Affiliated Professional Entities by aggregate spend, on a combined basis, for the twelve (12)-month period ended as of December 31, 2025;

(xii)  is with any Governmental Authority as a customer involving or reasonably likely to involve payments in excess of $1,000,000 in any calendar year; or

(xiii)  requires payments of cash by the Company, any of its Subsidiaries or any of the Affiliated Professional Entities in excess of (x) $1,000,000 in any twelve (12)-month period or (y) $5,000,000 over the term of such Contract, other than any Contract that can be terminated by the Company, any of its Subsidiaries or any of the Affiliated Professional Entities on less than 120 days’ notice without payment by the Company, any of its Subsidiaries or any of the Affiliated Professional Entities of any material penalty.

(b)  Except with respect to any Contract that has expired in accordance with its terms or any Contract that has been terminated after the date of this Agreement in accordance with its terms (other than due to a breach of such Contract), (i) subject to the Bankruptcy and Equity Exception, each Material Contract is valid and binding on the Company, any of its Subsidiaries or any of the Affiliated Professional Entities to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect, (ii) the Company, each of its Subsidiaries and each of the Affiliated Professional Entities and, to the Knowledge of the Company, any other party thereto have performed all obligations required to be performed by each such Person under, and is not in default under or in breach of, each Material Contract, except where such nonperformance, default or breach would not, individually or in the aggregate, have a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has received written notice of the existence of any breach or default on the part of the Company, any of its Subsidiaries or any of the Affiliated Professional Entities under any Material Contract and, to the Knowledge of the Company, no event or condition has occurred or is reasonably expected to occur that, with or without notice or lapse of time or both, would constitute or result in such a breach or default, except where such breach or default would not, individually or in the aggregate, have a Material Adverse Effect and (iv) to the Knowledge of the Company, no counterparty under any Material Contract is in breach or default thereof, nor has any event or condition occurred or is existing which, with or without notice or lapse of time or both, would constitute or result in such a breach or default, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(c)  As of the date hereof, the Company has made available to Parent true, correct and complete copies of the Material Contracts.

SECTION 3.17.  Insurance.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) the Company and its Subsidiaries and the Affiliated Professional Entities own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and the Affiliated Professional Entities, (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof and all premiums and other payments due and payable on such insurance policies have been paid by the Company and its Subsidiaries and the Affiliated Professional Entities, (c) as of the date of this Agreement, no written notice of cancelation or modification has been received other than in connection with renewals in the ordinary course of business and (d) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under such insurance policies.  To the Knowledge of the Company, there are no outstanding material claims under any of the Company’s and its Subsidiaries’ and the Affiliated Professional Entities’ insurance policies for which coverage has been denied or disputed by the applicable insurance carrier or for which a carrier has provided a notice of reservation of rights.

SECTION 3.18.  Compliance with Healthcare Laws.

(a)  The Company, each of its Subsidiaries and each of the Affiliated Professional Entity is, and has been since January 1, 2024, in compliance with all Healthcare Laws and Third-Party Payor Program rules, except as would not, individually or in the aggregate, have a Material Adverse Effect.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, no Action has been filed, commenced or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries or any of the Affiliated Professional Entities alleging any failure to comply with any Healthcare Law and neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has received written notice from any Governmental Authority relating to any actual or alleged violation of, default under, noncompliance with, or complaint to or investigation or inquiry or audit by any Governmental Authority with respect to, any Healthcare Laws.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has received written notice from any Governmental Authority of, and to the Company’s Knowledge, there are no, pending, active or threatened Actions, complaints, investigations, audits or inquiries pertaining to the Company, any of its Subsidiaries or any of the Affiliated Professional Entities with respect to any Healthcare Laws prohibiting, governing, regulating or relating to fee-splitting, self-referrals or payment or receipt of kickbacks in return for or to induce referrals.

(b)  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities is a party to an individual or corporate integrity agreement, or other similar Contract, in effect as of the date of this Agreement with the Office of Inspector General of the United States Department of Health and Human Services (the “OIG”).  Since January 1, 2024, neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities has made any self-disclosure to any Governmental Authority for any violation of Healthcare Laws, including any voluntary disclosure to OIG pursuant to the OIG’s self-disclosure protocol.

(c)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2024, each of the Company, each of its Subsidiaries and each of the Affiliated Professional Entities has (i) prepared and timely filed all reports and billing records required to be filed with respect to each Third-Party Payor Program, (ii) paid all known and undisputed refunds, overpayments, discounts and adjustments due with respect to any such report or billing and (iii) not been audited or examined by any Third-Party Payor Program, other than routine additional document requests in the ordinary course of business.  The Company, its Subsidiaries and the Affiliated Professional Entities collect copayments, deductibles and other patient financial responsibilities in material compliance with applicable Healthcare Laws.  There is no pending or, to the Knowledge of the Company, threatened audit or investigation by any Third-Party Payor Program with respect to the Company’s, any of its Subsidiaries’ or any of the Affiliated Professional Entities’ billing practices, other than routine review and discussion regarding reimbursement claims.  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2024, to the extent that the Company, any of its Subsidiaries or any of the Affiliated Professional Entities has identified any overpayments from any Federal Health Care Program, the Company, such applicable Subsidiary or such applicable Affiliated Professional Entity has notified the applicable Governmental Authority and returned such overpayments within the timeframe required by applicable Healthcare Laws.

(d)  The Company and its Subsidiaries and the Affiliated Professional Entities are accredited by the accreditation organizations identified on Section 3.18(d) of the Company Disclosure Letter.  Since January 1, 2024, no accreditation organization has given written notice to the Company or any of its Subsidiaries or any of the Affiliated Professional Entities, as applicable, of, or to the Knowledge of the Company threatened, any revocation, suspension or restriction of any such accreditation.

(e)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company, its Subsidiaries and the Affiliated Professional Entities, with respect to their respective businesses, control persons, Healthcare Professionals (as defined below) and authorized representatives, in each case, acting on behalf of the Company, its Subsidiaries or the Affiliated Professional Entities, as applicable, are currently operating and, since January 1, 2024, have operated in compliance with the federal health care program anti-kickback statute (42 U.S.C. § 1320a-7b, et seq. and its implementing regulations), the federal physician self-referral law (commonly known as the Stark Law) (42 U.S.C. § 1395nn, et seq., and its implementing regulations), Eliminating Kickbacks in Recovery Act (18 U.S.C. § 220) and all other applicable Laws with respect to direct and indirect compensation arrangements, ownership interests or other relationships between such Person and a patient, physician, Third-Party Payor Program or other Person in a position to refer, recommend or arrange for the referral of patients or other health care business (a “Referral Source”) or to whom such Person refers, recommends or arranges for the referral of patients or other health care business (a “Referral Recipient”).  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2024, neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities nor, to the Knowledge of the Company, any of their authorized representatives acting on behalf of the Company, its Subsidiaries or the Affiliated Professional Entities, as applicable, has, directly or indirectly, (i) offered or paid any remuneration (in cash or in kind) to or made any financial arrangements with any Referral Source to obtain any patient referrals or other business or payments from any such Person, (ii) received or solicited any remuneration (in cash or in kind) from or made any financial arrangements with any Referral Recipient to make or deliver any patient or other health care business referrals, (iii) given or agreed to give any gift or gratuitous payment (in cash or in kind) to any such Referral Source or (iv) made or agreed to make any illegal contribution, gift or gratuitous payment (whether in money, property or services) to, or for the private use of, any Governmental Authority or any government official.

(f)  Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2024, none of the Company, its Subsidiaries, the Affiliated Professional Entities or any of their respective officers, directors, employees, contractors, agents or other representatives: (i) has been convicted of, charged with or entered into any settlement agreement with any Governmental Authority to avoid conviction of, any violation of any Healthcare Laws; (ii) has been excluded, suspended, debarred or proposed for debarment from participation, has received a written notice of their exclusion, suspension or debarment from participation, has been threatened in writing with exclusion, suspension or debarment from participation or is otherwise ineligible to participate in Third-Party Payor Programs; or (iii) has been convicted of, or entered into any settlement agreement with any Governmental Authority to avoid conviction of, any criminal offense relating to the delivery of any item or service under a Third-Party Payor Program or had a civil monetary penalty assessed against them under Section 1128A of the Social Security Act or any regulations promulgated thereunder, in the case of each of clauses (i) through (iii), related to the Company’s, its Subsidiaries’ and the Affiliated Professional Entities’ businesses.

(g)  To the Knowledge of the Company, since January 1, 2024, each healthcare professional employed by, or under contract with, the Company, any of its Subsidiaries or any of the Affiliated Professional Entities (each, a “Healthcare Professional”): (i) has held all required credentials, privileges, permits, licenses or other authorizations or certifications in each jurisdiction where such professionals were or are providing such services for or on behalf of the Company, any of its Subsidiaries or any of the Affiliated Professional Entities and such credentials, privileges, permits, licenses or other authorizations or certifications have not been suspended, revoked or restricted in any manner; and (ii) has complied with all Healthcare Laws in connection with the business of the Company, its Subsidiaries and the Affiliated Professional Entities, except in the case of each of clauses (i) and (ii), where failure to hold such authorizations or failure to comply, respectively, would not, individually or in the aggregate, have a Material Adverse Effect.  To the Company’s Knowledge, since January 1, 2024, neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities have received any written communication from any Governmental Authority regarding any material violation of any Healthcare Law by any Healthcare Professional.

(h)  Neither the Company nor any of its Subsidiaries nor any of the Affiliated Professional Entities (i) maintains or stores any controlled substances on its premises or (ii) prescribes any controlled substance listed on any Drug Enforcement Agency schedule.

(i)  Each Corporate Practice Document is valid and legally binding and the Company and its Subsidiaries maintain Corporate Practice Documents with each Affiliated Professional Entity and its respective equityholder.  Since January 1, 2024, no party to a Corporate Practice Document has materially breached any Corporate Practice Document.  All amounts paid between any party to a Corporate Practice Document reflect the compensation structures set forth in the Corporate Practice Documents, and no such compensation constitutes impermissible fee-splitting under applicable Law.  To the Knowledge of the Company, as of the date of this Agreement, no equityholder of any of the Affiliated Professional Entities has requested to disassociate in any manner or withdraw from any of the Affiliated Professional Entities.

SECTION 3.19.  No Rights Agreement; Anti-Takeover Provisions.

(a)  As of the date hereof, neither the Company nor any of its Subsidiaries is a party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b)  Assuming the accuracy of the representations and warranties set forth in Section 4.10, as a result of the approval by the Board of Directors of the Company referred to in Section 3.03(b), no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law (each, a “Takeover Law”) applies or will apply to the Company pursuant to this Agreement or the Transactions.

SECTION 3.20.  Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Wells Fargo Securities, LLC (“Wells Fargo”) to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on review set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock, other than (x) shares of Company Common Stock (i) owned by the Company or (ii) held by Parent or Merger Sub and (y) Appraisal Shares, in the Merger, is fair from a financial point of view to such holders.  It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.

SECTION 3.21.  Brokers and Other Advisors.  Except for Wells Fargo, the fees and expenses of which will be paid by the Company at or prior to Closing, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

SECTION 3.22.  Affiliate Transactions.  Other than any Company Plan and the Corporate Practice Documents, no present officer or director of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities, Person owning 5% or more of the Company Common Stock or family member of any such natural Person, (a) is a party to any Contract with, or binding upon, the Company, any of its Subsidiaries or any of the Affiliated Professional Entities or any of their respective properties or assets (other than the Corporate Practice Documents), (b) has any material interest in any material property used by the Company, any of its Subsidiaries or any of the Affiliated Professional Entities or (c), since January 1, 2024, has engaged in any material transaction with the Company or any of its Subsidiaries  or any of the Affiliated Professional Entities that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act (such transaction, an “Affiliate Transaction”) and, in the case of each of clauses (a) through (c), that has not been so disclosed in the Filed SEC Documents.

SECTION 3.23.  No Other Representations or Warranties of Parent or Merger Sub.  Except for the representations and warranties in Article IV or in any certificate or agreement delivered pursuant to this Agreement, the Company (for itself and on behalf of its Affiliates and Representatives) acknowledges that neither Parent nor Merger Sub nor any other Person has made or is making, and each of the Company and its Affiliates and their respective Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Parent or Merger Sub, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by the Company or any of its Affiliates or their respective Representatives.  The Company hereby acknowledges (for itself and on behalf of its Affiliates and Representatives) that the Company has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of Parent and Merger Sub and, in making its determination to proceed with the Transactions, the Company and its Affiliates and their respective Representatives have relied on the results of their own independent investigation and the representations and warranties set forth in Article IV or in any certificate or agreement delivered pursuant to this Agreement.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that:

SECTION 4.01.  Organization; Standing.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Merger Sub is a corporation duly incorporated, validly existing under the laws of the State of Delaware and is in good standing with the Secretary of State of Delaware.  Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.  Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, as applicable, each as amended to the date of this Agreement.

SECTION 4.02.  Authority; Noncontravention.

(a)  Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The Board of Directors of Parent has unanimously adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn.  The Board of Directors of Merger Sub has unanimously adopted resolutions (i) approving the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions, (ii) declaring that the Merger is advisable and (iii) directing that this Agreement be submitted for consideration at a meeting or by unanimous written consent of Merger Sub’s stockholder, which resolutions have not been subsequently rescinded, modified or withdrawn.  No vote of holders of capital stock of Parent is necessary to approve this Agreement or the consummation by Parent and Merger Sub of the Merger and the other Transactions.  Parent, as the sole stockholder of Merger Sub, will approve this Agreement and the Transactions (which approval shall be provided for by the written consent of Parent) immediately following the execution and delivery of this Agreement.  Except as expressly set forth in this Section 4.02(a), no other corporate action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.  No Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement or the Transactions.

(b)  Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the consents, approvals, filings, licenses, permits, authorizations, declarations, notifications and registrations referred to in Section 4.03 are obtained prior to the Effective Time and the filings referred to in Section 4.03 are made and any waiting periods with respect to such filings have terminated or expired prior to the Effective Time, (x) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries are a party or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.03.  Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (b) compliance with the rules and regulations of NASDAQ, (c) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws, (e) the consents, approvals, orders, authorizations, filings, registrations, notifications or declarations set forth in Section 3.04(e) of the Company Disclosure Letter and (f) compliance with any applicable state securities or blue sky Laws, no consent, approval, license, permit or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of its obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, licenses, permits, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.04.  Ownership and Operations of Merger Sub.  Parent indirectly, through a wholly-owned Subsidiary of Parent, owns beneficially and of record all of the outstanding shares of Merger Sub, free and clear of all Encumbrances (except for transfer restrictions arising under applicable securities Laws).  Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

SECTION 4.05.  Sufficiency.

(a)  Parent has, and at the Closing will have, sufficient funds available to it (including cash, available lines of credit or other sources of immediately available funds) to enable Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Equity-Based Awards and upon any exercise of the Company Warrants under this Agreement) and to pay all related fees and expenses and there is no restriction on the use of such cash for such purposes. Parent has the financial resources and capabilities to fully perform all of its obligations under this Agreement.

(b)  In no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

SECTION 4.06.  Certain Arrangements.  Except for the Voting Agreements and the offer letters set forth in Section 4.06 of the Company Disclosure Letter, as of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or Board of Directors, on the other hand, that relate in any way to the Company or any of its businesses or Subsidiaries (including those businesses and Subsidiaries following the Closing) or the Transactions (including as to continuing employment or equity roll-over).

SECTION 4.07.  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4.08.  Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent or given to the stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

SECTION 4.09.  Legal Proceedings.  Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, as of the date of this Agreement, there is no (a) pending or, to the Knowledge of Parent and Merger Sub, threatened Action against Parent or Merger Sub, any of their respective Affiliates or (b) Judgment imposed upon or affecting Parent or Merger Sub, any of their respective Affiliates, in the case of each of clauses (a) and (b), by or before any Governmental Authority.

SECTION 4.10.  Ownership of Equity of the Company.  Neither Parent nor Merger Sub nor any of their Affiliates own any shares of Company Common Stock or are or have been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company during the three years prior to the date hereof.

SECTION 4.11.  No Other Company Representations or Warranties.  Except for the representations and warranties in Article III or in any certificate or agreement delivered pursuant to this Agreement, Parent and Merger Sub (each for itself and on behalf of its Affiliates and Representatives) acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, have made or are making, and each of Parent, Merger Sub and their Affiliates and respective Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company, its Subsidiaries and the Affiliated Professional Entities, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their Affiliates or respective Representatives.  Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that they have conducted, to their satisfaction, their own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and the Affiliated Professional Entities, in making their determination to proceed with the Transactions, each of Parent, Merger Sub and their Affiliates and respective Representatives have relied on the results of their own independent investigation and the representations and warranties set forth in Article III or in any certificate or agreement delivered pursuant to this Agreement.

SECTION 4.12.  Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub and their Affiliates and respective Representatives, the negotiations of this Agreement or the course of the Transactions, Parent, Merger Sub and their Affiliates and respective Representatives have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations.  Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, (b) Parent and Merger Sub (each for itself and on behalf of its Affiliates and Representatives) are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans) and (c) Parent, Merger Sub, their Affiliates and respective Representatives have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto, except, in the case of this clause (c), for the representations and warranties expressly set forth in Article III or in any certificate or agreement delivered pursuant to this Agreement and any rights hereunder with respect thereto.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.01.  Conduct of Business.

(a)  Except as required by applicable Law, Judgment or a Governmental Authority, as expressly required or permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Article VII), unless Parent otherwise consents in advance in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries and shall direct each of the Affiliated Professional Entities to, use reasonable best efforts to carry on its business in all material respects in the ordinary course consistent with past practice and to preserve substantially intact the Company’s, each of its Subsidiaries’ and each of the Affiliated Professional Entities’ (x) current business organizations, (y) material assets, properties, Contracts and Permits and (z) current officers, employees and consultants (other than any terminations for cause or voluntary resignations), and relationships and goodwill with customers, suppliers, licensors, licensees, distributors, contractors, partners, Governmental Authorities and other Persons having material business dealings with the Company, any of its Subsidiaries or any of the Affiliated Professional Entities; provided that no action by the Company, any of its Subsidiaries or any of the Affiliated Professional Entities with respect to matters specifically addressed by Section 5.01(b) shall be deemed to be a breach of this Section 5.01(a) unless such action would constitute a breach of Section 5.01(b).

(b)  Except as required by applicable Law, Judgment or a Governmental Authority, as expressly required or permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in advance in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, shall cause each of its Subsidiaries and shall direct each of the Affiliated Professional Entities not to:

(i)  other than transactions solely between or among the Company, its wholly owned Subsidiaries and Affiliated Professional Entities, issue, sell, distribute, assign, transfer, grant or dispose of any shares of its capital stock or other equity or voting interests, or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity or voting interests (including any warrants, options, restricted stock units or other rights of any kind to purchase any shares of its capital stock or other equity or voting interests); provided that the Company may issue shares of Company Common Stock (A) upon the settlement of any Equity-Based Awards in the ordinary course of business under the Company Plans in effect on the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement, (B) as required pursuant to the terms of the Equity-Based Awards outstanding as of the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement or (C) in connection with the issuance of Company Common Stock upon any exercise of the Company Warrants;

(ii)  other than transactions solely between or among the Company, its Subsidiaries and the Affiliated Professional Entities, directly or indirectly redeem, purchase or otherwise acquire any shares of the Company’s capital stock or other equity or voting interests, or any securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into, or exchangeable or exercisable for, any shares of the Company’s capital stock or other equity or voting interests (including any warrants, options, restricted stock units or other rights of any kind to purchase any shares of the Company’s capital stock or other equity or voting interests) (other than pursuant to the forfeiture of, withholding of Taxes with respect to or the net settlement of Equity-Based Awards);

(iii)  other than transactions solely between or among the Company, its Subsidiaries and the Affiliated Professional Entities, establish a record date for, authorize, declare, make, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests;

(iv)  split, combine, subdivide, recapitalize reclassify or effect any similar change in capitalization of any shares of its capital stock or other equity or voting interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(v)  incur, assume, endorse or otherwise become liable for any indebtedness or obligations for borrowed money (including any notes, bonds, debentures, letters of credit, bank guarantees, performance bonds and/or other similar contractual obligations), issue, sell, redeem, purchase or otherwise acquire any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or obligations or debt securities of another Person or enter into any “keep well” or other agreement to maintain or cause to be maintained any financial statement condition of another Person (collectively, “Indebtedness”), except for (A) intercompany Indebtedness solely between or among the Company, its Subsidiaries and the Affiliated Professional Entities in the ordinary course of business, and (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made, entered into or drawn in the ordinary course of business.

(vi)  enter into any swap or hedging transaction or other derivative agreements, except for (A) any such transaction or agreement entered into in the ordinary course of business, and (B) renewals, extensions or refinancing of any swap or hedging transactions or other derivative agreements existing on the date of this Agreement or permitted to be entered into hereunder;

(vii)  make any loans, capital contributions or advances to any Person other than (x) transactions solely between or among the Company, its wholly owned Subsidiaries and the Affiliated Professional Entities, (y) in connection with any acquisition permitted under Section 5.01(b)(xi) or (z) accounts receivable in the ordinary course of business consistent with past practice;

(viii)  sell, dispose, assign, transfer or lease to any Person, in a single transaction or series of related transactions, any of its material properties or assets (excluding Owned Company Intellectual Property), except (A) transfers, sales or leases solely between or among the Company, its wholly owned Subsidiaries and the Affiliated Professional Entities, (B) dispositions of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (C) subleases of Leased Real Property and expirations of the Company Leases in accordance with their terms and (D) sales or leases in the ordinary course of business;

(ix)  transfer, assign, convey, sell, lease, license, subject to any Encumbrance (other than a Permitted Encumbrance), cancel, abandon, allow to lapse, or expire, or otherwise dispose of any material Owned Company Intellectual Property, except, in each case, Intellectual Property that, in the Company’s reasonable discretion, should be abandoned or allowed to lapse or expire as part of the Company’s ordinary course of management of its Intellectual Property portfolio consistent with past practice;

(x)  grant any Encumbrance (other than a Permitted Encumbrance) on any of its material assets (excluding Owned Company Intellectual Property) other than (A) to secure Indebtedness and other obligations permitted under Section 5.01(b)(v) or (B) solely to the Company, a wholly owned Subsidiary of the Company or an Affiliated Professional Entity;

(xi)  acquire (whether by merger, sale of stock or other equity interests, sale of assets or otherwise) the capital stock, equity interests or material portion of the assets of any other Person or any properties, assets, securities, business or division thereof;

(xii)  except as required pursuant to the terms of any Company Plan in effect on the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement in a manner not in violation of this Agreement or applicable Law, (A) grant to any employee (whether of the Company, any of its Subsidiaries or any of the Affiliated Professional Entities) with an annual base salary or wage rate in excess of $150,000 any material increase in such employee’s compensation or benefits (including any severance, retention or termination pay), (B) grant to employees (of the Company, and its Subsidiaries and the Affiliated Professional Entities) any increases in compensation or benefits (including any severance, retention or termination pay) if the aggregate amount of such increases would exceed $1,000,000, (C) establish, adopt, enter into or materially amend any Collective Bargaining Agreement or any material Company Plan (which includes any Equity Plan or the Company ESPP), (D) take any action to accelerate any rights or benefits under any material Company Plan (which includes any Equity Plan or the Company ESPP), (E) grant any Equity-Based Awards or accelerate the vesting of any Equity-Based Awards, (F) undertake any reduction in force which would result in any obligation under the Workers Adjustment and Retraining Notification Act of 1988, (G) terminate the employment of any executive officer (other than “for cause” as reasonably determined by the Company in the ordinary course of business) or (H) hire any new employee with an annual base salary or wage rate in excess of $150,000;

(xiii)  make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company, its Subsidiaries or the Affiliated Professional Entities, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act, or (C) by any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(xiv)  (A) make, change or revoke any material Tax election, (B) adopt or change any Tax accounting method or change any Tax accounting period, (C) file any amended material Tax Return, (D) enter into any closing agreement with respect to a material amount of Taxes, (E) settle any material Tax claim, audit, assessment or dispute, (F) enter into any Tax indemnification, sharing, allocation reimbursement or similar agreement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), (G) initiate any voluntary Tax disclosure or Tax amnesty or similar filings with any taxing authority with respect to a material amount of Taxes, or (H) surrender any right to claim a material Tax refund;

(xv)  amend the Company Charter Documents or amend in any material respect the comparable organizational or governing documents or the Corporate Practice Documents of any Subsidiary of the Company or of any Affiliated Professional Entity;

(xvi)  settle, release, waive or compromise any pending or threatened Action against or involving the Company, any of its Subsidiaries or any of the Affiliated Professional Entities, other than settlements, releases, waivers or compromises of any pending or threatened Action (A) reflected or reserved against in the balance sheet (or the notes thereto) of the Company as of the Balance Sheet Date included in the Filed SEC Documents for an amount not materially in excess of the amount so reflected or reserved (excluding any amount that may be paid under insurance policies or indemnification agreements) or (B) for an amount not in excess of $100,000 individually or $200,000 in the aggregate (so long as, in the case of this clause (B), the Company promptly notifies Parent following any such settlement, release, waiver or comprise); provided that no settlement of any pending or threatened Action may involve (x) any material injunctive or equitable relief or impose material restrictions on the business activities of the Company, its Subsidiaries and the Affiliated Professional Entities, taken as a whole (other than customary non-disclosure obligations) or (y) any admission of wrongdoing by the Company, any of its Subsidiaries or any of the Affiliated Professional Entities;

(xvii)   terminate, renew, modify, amend or waive any material rights or any breaches under any Material Contract or any Corporate Practice Document, or enter into any Contract that would have been a Material Contract, Corporate Practice Document or Company Lease had such Contract been entered into prior to the date of this Agreement, in each case, other than (x) terminations, renewals, modifications or amendments in the ordinary course of business on terms that are not materially adverse to the Company, its Subsidiaries and the Affiliated Professional Entities, (y) entries into Contracts that would have been a Material Contract of the type described in clause (ix) or clause (xi) of Section 3.16(a) (but not any other subclauses of Section 3.16(a)) had such Contract been entered into prior to the date of this Agreement in the ordinary course of business or (z) otherwise expressly permitted by this Section 5.01;

(xviii)  assign, transfer, lease, cancel, fail to renew or fail to extend any material Permit of the Company, any of its Subsidiaries or any of the Affiliated Professional Entities;

(xix)  enter into any Affiliate Transactions;

(xx)  enter into any new line of business not conducted or discontinue any line of business conducted, in each case, as of the date of this Agreement and that is material to the Company, its Subsidiaries and the Affiliated Professional Entities, taken as a whole;

(xxi)  make any capital expenditures that are greater than $100,000 in the aggregate, except for capital expenditures planned and budgeted as of the date of this Agreement and in an aggregate amount not in excess of the amount set forth on Section 5.01(b)(xxi) of the Company Disclosure Letter;

(xxii)  adopt or enter into, or permit to be adopted or entered into, a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, its Subsidiaries or the Affiliated Professional Entities; or

(xxiii)  commit or agree, in writing or otherwise, to take any of the foregoing actions.

(c)  Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s, its Subsidiaries’ or the Affiliated Professional Entities’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its, its Subsidiaries’ and Affiliated Professional Entities’ respective operations.

SECTION 5.02.  No Solicitation; Change in Recommendation.

(a)  Except as permitted by this Section 5.02, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall, and shall cause each of its Subsidiaries and each of the Affiliated Professional Entities to, and shall direct and use reasonable best efforts to cause its and their Representatives acting on its or their behalf to, (i) immediately cease any solicitation, discussions or negotiations with any Persons with respect to any Takeover Proposal or any proposal that would reasonably be expected to lead to a Takeover Proposal and (ii) not, directly or indirectly, (A) initiate, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding (except to notify any Person of the provisions of this Section 5.02), or furnish to any other Person any non-public information in connection with, or for the purpose of, knowingly encouraging or knowingly facilitating a Takeover Proposal, (C) approve, adopt, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for or relating to a Takeover Proposal or any proposal or offer that would reasonably be expected to lead to a Takeover Proposal (other than an Acceptable Confidentiality Agreement), (D) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational and governing documents or (E) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provision in any other Contract (it being understood that the Company may waive or release any such standstill provision solely to the extent reasonably necessary to permit the applicable Person (if such Person has not been solicited in breach of this Section 5.02(a)) to make, on a confidential basis, a Takeover Proposal, if the Board of Directors of the Company has determined in good faith, after consultation with outside legal counsel, that failure to so waive or release such standstill would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law).  Following the date of this Agreement, the Company shall promptly (x) discontinue all electronic or physical data room access granted to any Person and any such Person’s Representatives (other than Parent, its Affiliates and their respective Representatives) and (y) request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all confidential information or documents previously furnished to any Person and any such Person’s Representatives (other than Parent, its Affiliates and their respective Representatives) and all material incorporating such information created by any such Person.

(b)  Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time on or after the date of this Agreement and prior to obtaining the Company Stockholder Approval or, if earlier, the termination of this Agreement in accordance with Article VII, the Company or any of its Subsidiaries or any of its or their Representatives receives a Takeover Proposal, which Takeover Proposal did not result from a material breach of Section 5.02(a) (it being understood that if any Representative of the Company or any of its Subsidiaries takes any action on behalf of the Company or its Subsidiaries that if taken by the Company would be a breach of Section 5.02(a), the taking of such action by such Representative will be deemed to constitute a breach of Section 5.02(a) by the Company for purposes of this Section 5.02), (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons making the Takeover Proposal or its or their Representatives to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing or to notify such Person or group of Persons or its or their Representatives of the provisions of this Section 5.02 and (ii) if the Board of Directors of the Company or any duly authorized committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that (x) a bona fide written Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (y) the failure to take such actions described in clauses (A) or (B) below would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and any of its Representatives may (A) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making such Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives; provided that the Company shall promptly (and in any event within twenty-four (24) hours) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives.  The parties acknowledge and agree that any contacts, disclosures, discussions or negotiations permitted under this Section 5.02(b), including any public announcement that the Company or the Board of Directors of the Company (or any duly authorized committee thereof) has made any determination contemplated under this Section 5.02(b) to take or engage in any such actions, shall not constitute an Adverse Recommendation Change.  The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person (relating to a Takeover Proposal) that prohibits the sharing of any information with Parent (and its Representatives) in accordance with this Agreement.

(c)  Following the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company shall (i) promptly (and in any event within twenty-four (24) hours of receipt) notify Parent in the event that the Company or any of its Subsidiaries or any of its or their Representatives receives a Takeover Proposal, or any inquiries, proposals or requests for discussions, negotiations or non-public information that would reasonably be expected to lead to a Takeover Proposal, and shall disclose to Parent the material terms and conditions of any such Takeover Proposal and the identity of the Person or group of Persons making such Takeover Proposal, (ii) upon the request of Parent, keep Parent reasonably informed on a prompt basis of the status, material details and any material developments with respect to any such Takeover Proposal, inquiries, proposals or requests (including any material changes thereto) and (iii) promptly (and in any event within twenty-four (24) hours of receipt) provide to Parent copies of all correspondence and other written and electronic material exchanged between the Company or any of its Subsidiaries or any of its or their Representatives and any Person that relates to the material terms or conditions of any such Takeover Proposal.  For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) will be subject to the terms of the Confidentiality Agreement.

(d)  None of the Board of Directors of the Company or any duly authorized committee thereof shall (i) (A) fail to include the Company Board Recommendation in the Proxy Statement, (B) withdraw or withhold (or modify or qualify in a manner adverse to Parent), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent), the Company Board Recommendation, (C) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal (it being understood that the Board of Directors of the Company or any duly authorized committee thereof may, and may cause the Company to, make a customary “stop, look and listen” communication), (D) fail to recommend against acceptance by the holders of Company Common Stock of a third party tender offer or exchange offer that constitutes a Takeover Proposal within ten (10) Business Days after the commencement of such offer pursuant to Rule 14-d-2 of the Exchange Act or (E) commit or agree to take any of the foregoing actions (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or cause or permit the Company or any of its Subsidiaries or any of the Affiliated Professional Entities to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for, or that is intended to or would reasonably be expected to lead to, a Takeover Proposal, other than any Acceptable Confidentiality Agreement (each, a “Company Acquisition Agreement”).  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, but not after, the Board of Directors of the Company or any duly authorized committee thereof may (I) make an Adverse Recommendation Change in response to an Intervening Event or in response to a Superior Proposal received after the date of this Agreement (which such Superior Proposal did not result from a material breach of Section 5.02(a) by the Company) or (II) cause the Company to enter into a Company Acquisition Agreement with respect to a Takeover Proposal (where such Takeover Proposal constitutes a Superior Proposal, which such Superior Proposal did not result from a material breach of Section 5.02(a) by the Company) and terminate this Agreement pursuant to Section 7.01(d)(ii), in either case if the Board of Directors of the Company or any duly authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Board of Directors of the Company or any duly authorized committee thereof shall not, and the Company shall not, shall cause its Subsidiaries not to, and shall direct the Affiliated Professional Entities not to, take any action set forth in clause (I) or clause (II) unless (1) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall state that the Company has received a written Takeover Proposal that constitutes a Superior Proposal, specify the identity of the party making such Superior Proposal and the material terms thereof, or, if in response to an Intervening Event, shall have specified in reasonable detail the material facts and circumstances describing the Intervening Event and the rationale for the Adverse Recommendation Change, and shall state that the Board of Directors of the Company has determined to make an Adverse Recommendation Change) (such notice, a “Match Right Notice”), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal or, in the case of an Intervening Event, to effect revisions to this Agreement or make another proposal so that the failure to make an Adverse Recommendation Change would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (3) following the end of such notice period, the Board of Directors of the Company or any duly authorized committee thereof shall have considered in good faith such binding offer, and shall, after consultation with its financial advisors and outside legal counsel, have determined that the Superior Proposal would continue to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect or, if the Match Right Notice is related to an Intervening Event, taking into account any revised terms committed to in writing by Parent, that failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood and agreed that any change to the financial or other material terms of any Takeover Proposal or any material development in any Intervening Event, in each case, that was previously the subject of a Match Right Notice shall require the Company to deliver to Parent a new Match Right Notice as provided for immediately above, provided that the reference in clause (1) to “four (4) Business Days’” shall be deemed to be “two (2) Business Days’”); provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 7.01 and, to the extent required under the terms of this Agreement, the Company pays or causes to be paid to Parent the applicable Company Termination Fee in accordance with Section 7.03 (to the extent due and payable thereunder) prior to or concurrently with such termination so long as Parent has provided the Company with wire instructions for such payment.

(e)  Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any duly authorized committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law or if the Board of Directors of the Company or any duly authorized committee thereof determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company or any duly authorized committee thereof to make such disclosure reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided that the Board of Directors of the Company shall not effect an Adverse Recommendation Change except in accordance with Section 5.02(d).

(f)  As used in this Agreement, “Acceptable Confidentiality Agreement” means (x) a customary confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Takeover Proposals or (y) any confidentiality agreement entered into prior to the date of this Agreement.

(g)  As used in this Agreement, “Takeover Proposal” shall mean any bona fide third party proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition or disposition of 25% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition or disposition of securities representing 25% or more of the voting power of the then outstanding Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person or group (or the equityholders of any Person) owning, directly or indirectly, securities representing 25% or more of the voting power of the then outstanding Company Common Stock or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the equityholders of any Person) would own, directly or indirectly, 25% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof) or securities representing 25% or more of the aggregate voting power of the Company’s then outstanding securities or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions; provided, however, that this Agreement and the Transactions shall not be deemed a Takeover Proposal.

(h)  As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal made after the date hereof that the Board of Directors of the Company or any duly authorized committee thereof has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (i) would be more favorable to the stockholders of the Company than the Transactions from a financial point of view and (ii) is reasonably capable of being completed, in each case, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement; provided that, for purposes of the definition of “Superior Proposal”, the references to “25%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

SECTION 5.03.  Efforts.

(a)  Subject to the terms and conditions of this Agreement, each of the parties hereto shall coordinate and cooperate with the other parties and use, and shall cause its Affiliates to use, reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to as promptly as reasonably practicable (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary, proper and advisable filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by any Governmental Authority or a third party or any Judgment that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions.

(b)  In furtherance and not in limitation of the foregoing, the Company and Parent shall each use, and shall cause its Affiliates to use, reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)  Parent and the Company shall jointly coordinate and cooperate in developing (i) the timing and strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Authority in connection with the Transactions and (ii) the positions to be taken and the regulatory actions to be requested in any filing or submission with any Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto; subject to the other provisions of this Section 5.03 and Parent considering in good faith the views and comments of the Company and its outside counsel, Parent shall make the final determination as to the appropriate course of action with matters described in the foregoing clauses (i) and (ii).

(d)  In furtherance and not in limitation of the foregoing, each of the parties hereto agrees to, and to cause its Affiliates to, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and the requisite filings described in Section 3.04(e) of the Company Disclosure Letter with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement (and, in the case of the filing pursuant to the HSR Act, in any event within fifteen (15) Business Days following the date hereof), (ii) respond as promptly as reasonably practicable, to any requests for additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Law and (iii) promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions.  Without limiting the foregoing, but subject to Section 5.03(e), each of Parent and the Company shall use reasonable best efforts to promptly take, and cause its Affiliates to take, all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act or any other applicable Law and resolve any objections asserted with respect to the Transactions under any applicable Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions, including (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (B) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Parent, its Subsidiaries or any Affiliate of the foregoing, (C) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time, (D) permitting the Company to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Company, any of its Subsidiaries or Affiliated Professional Entities prior to the Effective Time, (E) terminating existing relationships, contractual rights or obligations of (x) the Company or its Affiliates or (y) Parent, its Subsidiaries or any Affiliate of the foregoing, (F) creating any relationship, contractual right, license or obligation of (x) the Company, its Affiliates or Affiliated Professional Entities or (y) Parent, its Subsidiaries or any Affiliate of the foregoing,  (G) effectuating any other change or restructuring of (x) the Company, its Affiliates or Affiliated Professional Entities or (y) Parent, its Subsidiaries or any Affiliate of the foregoing or (H) limiting, or agreeing to limit, Parent’s (or any of its Subsidiaries’ or Affiliates’) freedom of action (and, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to the Company, by consenting to such action by the Company) (any such action described in clauses (A) through (H), a “Restriction”); provided that any such action is conditioned upon the Closing.  Parent and the Company shall use reasonable best efforts to respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions.  Each of the Company, Parent and Merger Sub shall not knowingly take (and each of the Company and Parent shall cause their respective Affiliates or Affiliated Professional Entities not to knowingly take) any action with the intention to, or that would reasonably be expected to, materially hinder or materially delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the DOJ or FTC or any other Governmental Authority as necessary.  Neither Parent nor the Company shall (and shall cause their respective Affiliates or Affiliated Professional Entities not to) commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or any other applicable Laws, pull and refile under the HSR Act more than once, or any other applicable Laws or enter into a timing agreement with any Governmental Authority, without the prior written consent of the other party (such consent may be provided by email and shall not be unreasonably withheld, delayed or conditioned).  In addition and without limiting the foregoing, Parent and Company shall not, and Parent shall cause its Affiliates not to, effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) with, or the acquisition of any assets, licenses, rights, product lines, operations or businesses of, any Person that would reasonably be expected to materially hinder or materially delay the consummation of the Transactions.

(e)  Notwithstanding the foregoing or anything else contained in this Agreement to the contrary, nothing in this Section 5.03 or otherwise in this Agreement shall (i) require Parent, any of its Affiliates or any of its Subsidiaries or the Company, any of its Subsidiaries or any of the Affiliated Professional Entities or (ii) permit the Company, any of its Subsidiaries or any of the Affiliated Professional Entities, without the prior written consent of Parent, to discuss, negotiate, agree to, accept or undertake (or to consent to the Company, any of its Subsidiaries or any of the Affiliated Professional Entities agreeing to, accepting or undertaking) any Restriction that would reasonably be expected to be material to the Company, its Subsidiaries and the Affiliated Professional Entities, taken as a whole.

(f)  In furtherance and not in limitation of the foregoing, each of the parties hereto shall use (and shall cause their respective Affiliates to use) reasonable best efforts to (i) promptly cooperate in all respects with each other in connection with any necessary, proper or advisable submissions, consents, approvals, filings, petitions, statements, licenses, permits, authorizations, declarations, notifications, registrations, submissions of information, applications, reports, waivers, exemptions, clearances, orders, confirmations and other documents with the FTC, the DOJ or any other Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before the FTC, the DOJ or any other Governmental Authority relating to the Transactions or any proceeding initiated by a private Person relating to the Transactions, (ii) keep the other parties hereto promptly and fully informed in all material respects of any written or verbal communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority (including by promptly sending the other parties a copy of all documents, information, correspondence or other communications) and of any material written or verbal communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions; provided, however, that such material may be redacted or provided on an outside counsel only basis as necessary (x) to address reasonable legal privilege concerns or contractual confidentiality obligations or (y) to comply with applicable Law, (iii) subject to applicable Laws and the Confidentiality Agreement relating to the exchange of information, and to the extent reasonably practicable, promptly consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Affiliates, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or the FTC, the DOJ or any other Governmental Authority in connection with the Transactions, other than “Transaction-Related Documents” as that term is used in the rules and regulations under the HSR Act and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, promptly give the other parties hereto the opportunity to attend and participate in such meetings and conferences (whether in person, by telephone or otherwise). Prior to submitting any document or any information relating to the Transactions or the parties (whether formally or informally, in draft form or final form) to the FTC, the DOJ or any other Governmental Authority, a party shall send the other parties such document or information reasonably in advance of such submission and, consistent with Section 5.03(c), permit the other parties hereto to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communications with or information to any Governmental Authority.

SECTION 5.04.  Public Announcements.  Unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult (and shall cause their respective Affiliates to consult) with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 5.02.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  Notwithstanding the foregoing, this Section 5.04 shall not apply to any press release or other public statement made by the Company or Parent (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company, Parent or the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the Transactions.

SECTION 5.05.  Access to Information; Confidentiality.  Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ and the Affiliated Professional Entities’ officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change) and the Company shall furnish promptly to Parent and Parent’s Representatives such information concerning its and its Subsidiaries’ and the Affiliated Professional Entities’ business, personnel, assets, liabilities and properties as Parent may reasonably request (other than any information that the Company determines in its reasonable judgment relates to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change), in each case, for any reasonable purpose in connection with the consummation of the Transactions (including for integration planning); provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, however, that (a) the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would reasonably be expected to (i) result in the disclosure of Proprietary Information or competitively sensitive information to third parties, (ii) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party, (iii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (iv) be materially adverse to the interests of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities in any pending or threatened Action or (v) expose the Company to risk of liability for disclosure of sensitive or personal information and (b) such access shall not include any right to conduct any intrusive or invasive sampling or testing of any environmental media, or any building, fixture or equipment, at any real property leased by the Company or any of its Subsidiaries.  All requests for information made pursuant to this Section 5.05 shall be directed to the executive officer or other Person designated by the Company.  Until the Effective Time, all information provided will be subject to the terms of the letter agreement dated as of October 22, 2025, by and among the Company and UHS of Delaware, Inc. (the “Confidentiality Agreement”).

SECTION 5.06.  Indemnification and Insurance.

(a)  From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case, to the fullest extent permissible by applicable Law, (i) indemnify and hold harmless each current or former director or officer of the Company or its Subsidiaries and each other Person who immediately prior to the Effective Time was indemnified or was required to be indemnified by the Company or its Subsidiaries pursuant to the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification or advancement of expenses between the Company or any of its Subsidiaries and such Person (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a member, director, manager, officer, employee or agent of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a member, director, manager, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or expense advancement right of any Indemnitee) and (ii) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification or advancement of expenses between the Company or any of its Subsidiaries and any Indemnitee, in each case, as in effect on the date of this Agreement.

(b)  Without limiting the foregoing, from and after the Effective Time, to the fullest extent permissible by applicable Law, Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation, and the Surviving Corporation shall cause the organizational documents of its Subsidiaries, to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities, indemnification and exculpation, in each case, than are set forth as of the date of this Agreement in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of any of the Indemnitees.  In addition, from the Effective Time, Parent shall cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of legal counsel) of any Indemnitee in accordance with this Section 5.06 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.06) as incurred to the fullest extent permitted under applicable Law; provided, however, that such Indemnitee shall be required to provide a written undertaking to repay such amounts if it is ultimately determined in a final non-appealable judgment that such Indemnitee is not entitled to be indemnified under applicable Law.

(c)  None of Parent, the Surviving Corporation or any of its Subsidiaries shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.06 (each, a “Claim”) for which indemnification would reasonably be expected to be sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent.

(d)  For the six-year period commencing immediately after the Effective Time, the Surviving Corporation shall, and the Parent shall cause the Surviving Corporation to, maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in an amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided that in no event shall Parent or the Surviving Corporation be required to expend for such policy an aggregate amount in excess of 300% of the current annual premium paid by the Company for such insurance.  The Company shall have the right prior to the Effective Time to purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions, subject to the cap described in the immediately preceding sentence.  If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.06(d) and the Surviving Corporation shall, and the Parent shall cause the Surviving Corporation to, use reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(e)  The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents or the organizational documents of the Company’s Subsidiaries as in effect on the date of this Agreement or by contract or otherwise.  The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies and each Indemnitee’s heirs and representatives shall be third-party beneficiaries of this Section 5.06).

(f)  In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.06.

(g)  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

(h)  Parent’s and the Surviving Corporation’s obligations under this Section 5.06 shall only continue in full force and effect for a period of six years from the Effective Time; provided, however, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such Claim.

SECTION 5.07.  Employee Matters.

(a)  For a period of twelve (12) months following the Effective Time (such period, the “Comparability Period”), Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, (i) provide a base salary or wage rate, as applicable, and short- and long-term incentive opportunities (excluding equity purchase, equity and equity-based compensation opportunities and change of control or similar type transaction bonuses) to each Person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) that are, in each case, no less favorable than those in effect immediately prior to the Effective Time, (ii) provide severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time (after giving effect to any provisions relating to a “change in control”, “change of control” or other term of similar import), (iii) provide employee benefit plans and arrangements (other than (x) base salary, wage rate, short- and long-term incentive opportunities, severance and retention benefits, equity purchase, equity and equity-based compensation benefits, change in control, defined benefit, post-retirement or retiree medical benefits and (y) loans to employees for educational purposes, for purposes of satisfying withholding tax in connection with equity awards or for any other purpose) to each Continuing Employee that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time and (iv) starting January 1, 2027, provide equity purchase, equity, and equity-based compensation opportunities to each Continuing Employee that are substantially comparable to those provided to similarly situated employees of Parent with comparable levels of seniority and responsibilities.

(b)  With respect to all employee benefit plans of Parent, the Surviving Corporation and their respective Subsidiaries in which Continuing Employees are eligible to participate from and after the Effective Time, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals (other than accruals under any defined benefit pension plan unless otherwise required by a Collective Bargaining Agreement) and early retirement subsidies, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service and (ii) with respect to Parent’s stock purchase plan offerings.

(c)  Without limiting the generality of Section 5.07(a), Parent shall use reasonable best efforts, or use reasonable best efforts to cause the Surviving Corporation and its Subsidiaries to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time.

(d)  For each Continuing Employee who is eligible to receive an annual cash bonus in accordance with the terms of the applicable bonus plan or arrangement, Parent shall cause the Surviving Corporation and its Subsidiaries to pay such Continuing Employee a cash bonus payment for the year in which the Closing Date occurs (if such Continuing Employee remains employed on the date such payment is to be made) in accordance with the terms of such applicable bonus plan or arrangement.

(e)  The provisions of this Section 5.07 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.07 is intended to, or shall constitute the establishment or adoption of, or an amendment to, any employee benefit plan for purposes of ERISA or otherwise and, except as otherwise explicitly provided for in this Agreement, no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof or have the right to continued employment.

SECTION 5.08.  Notification of Certain Matters; Stockholder Litigation.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate as if made as of any time prior to the Effective Time, such that the conditions set forth in Section 6.02(a) or Section 6.03(a), as applicable, would not be satisfied, (b) to the extent permitted under applicable Law, any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (c) any Actions commenced or, to such party’s Knowledge, threatened against such party (or its directors, officers, Subsidiaries, Affiliates or Affiliated Professional Entities) which relates to this Agreement or the Transactions.  The Company shall (i) give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company or the Company’s directors or officers relating to this Agreement or the Transactions, (ii) keep Parent reasonably and promptly informed of the status of and any material developments with respect to any such litigation (whether or not Parent exercises its right to participate in the defense of such litigation), (iii) give Parent the right to review and comment on all material filings or responses made by the Company in connection with any such litigation and (iv) not settle or provide any payment or other compensation with respect to any stockholder demand or litigation against the Company or the Company’s directors or officers relating to this Agreement or the Transactions without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 5.09.  Merger Sub Expenditures and Distributions.  From the date of this Agreement until the Effective Time, Merger Sub shall not expend funds other than in connection with the Transactions and the payment of related expenses.

SECTION 5.10.  Parent Vote.

(a)  Parent shall vote or cause to be voted any shares of Company Common Stock beneficially owned by it or any of its Affiliates or with respect to which it or any of its Affiliates has the power (by agreement, proxy or otherwise) to cause to be voted, in favor of the approval of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for approval and at all adjournments or postponements thereof.

(b)  Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

SECTION 5.11.  Stock Exchange De-listing.  Parent shall use reasonable best efforts to cause the shares of Company Common Stock and the Company Warrants to be de-listed from NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.12.  Preparation of the Proxy Statement; Stockholders’ Meeting.

(a)  As promptly as reasonably practicable after the execution of this Agreement (and in any event within twenty (20) Business Days of the date hereof) and subject to applicable Law, the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC.  Subject to Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the stockholders of the Company and shall include such recommendation in the Proxy Statement.  Parent shall provide to the Company all information concerning Parent, Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC.  Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement as promptly as reasonably practicable if and to the extent such information contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.  The Company shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and shall use reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable (and in any event within seven (7) calendar days after the earlier of (i) the date the SEC confirms that it has no further comments to the Proxy Statement or (ii) if there is or has been no review of the Proxy Statement by the SEC, the expiration of the SEC review period therefor (such earlier date, the “SEC Clearance Date”)).  Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.

(b)  Notwithstanding any Adverse Recommendation Change but subject to Section 5.12(a) and applicable Law and to the extent not prohibited by any Judgment, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter Documents and the rules of NASDAQ to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC Clearance Date.  Subject to Section 5.02, the Company shall use reasonable best efforts to obtain the Company Stockholder Approval.  Notwithstanding anything to the contrary contained in this Agreement, the Company may, in its reasonable discretion after consultation with Parent, adjourn, recess or postpone the Company Stockholders’ Meeting only (A) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Board of Directors of the Company has determined in good faith (after consultation with outside legal counsel) is required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the stockholders of the Company in advance of the Company Stockholders’ Meeting, (B) to the extent required by a court of competent jurisdiction in connection with any proceedings in connection with this Agreement or the Transactions, (C) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (D) to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval, and in each case only for the minimum duration necessary to remedy the circumstances giving rise thereto; provided, however, that, in the case of clauses (A), (C) and (D), in no event shall the Company Stockholders’ Meeting be held later than thirty (30) calendar days after the date on which the Company Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) without the consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

(c)  Nothing in this Section 5.12 shall be deemed to prevent the Company or the Board of Directors of the Company or any duly authorized committee thereof from taking any action they are permitted or required to take under, and in compliance with, Section 5.02 or applicable Law.

SECTION 5.13.  Section 16 Matters.  Prior to the Effective Time, the Company shall take all actions reasonably necessary or advisable to cause the dispositions of equity securities of the Company (including any derivative securities) pursuant to the Merger and the other Transactions by each individual who is an officer or director of the Company subject to Section 16 of the Exchange Act to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VI

Conditions to the Merger

SECTION 6.01.  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver by each party hereto, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  No Restraints.  No applicable Law and no Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) in the U.S. shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Merger;

(b)  HSR.  The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

(c)  Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained; and

(d)  State Healthcare Notifications. The waiting periods (and any extension thereof) and any required approvals or authorizations applicable to the consummation of the Merger under state Healthcare Laws set forth on Section 3.04(e) of the Company Disclosure Letter shall have expired or been terminated or been obtained, respectively.

SECTION 6.02.  Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company (i) set forth in Section 3.02 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except for any representation or warranty that is expressly made as of a specified date, in which case such representation or warranty shall be true and correct only as of such specified date), except for any inaccuracies that are de minimis, (ii) set forth in Section 3.01(a), Section 3.03(a), Section 3.03(b), Section 3.03(c), Section 3.19 and Section 3.21 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except for any representation or warranty that is expressly made as of a specified date, in which case such representation or warranty shall be true and correct only as of such specified date) and (iii) set forth in this Agreement, other than those Sections specifically identified in the foregoing clauses (i) and (ii), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except for any representation or warranty that is expressly made as of a specified date, in which case such representation or warranty shall be true and correct only as of such specified date), except, in the case of this clause (iii) only, where the failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect.

(b)  Compliance with Covenants.  The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement.

(c)  Material Adverse Effect.  Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

(d)  Closing Certificate.  Parent shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied.

SECTION 6.03.  Conditions to the Obligations of the Company.  The obligations of the Company to effect the Merger shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of the Closing Date (except for any representation or warranty that is expressly made as of a specified date, in which case such representation or warranty shall be true and correct only as of such specified date), except where the failure to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)  Compliance with Covenants.  Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement.

(c)  Closing Certificate.  The Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

SECTION 6.04.  Frustration of Conditions.  Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if such failure was caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if such failure was caused by the Company’s failure to perform any of its obligations under this Agreement.

SECTION 6.05.  Waiver of Conditions.  All conditions to the Closing set forth in this Article VI will be deemed to have been satisfied or waived from and after the Closing.

ARTICLE VII

Termination

SECTION 7.01.  Termination.  This Agreement may be terminated, and the Transactions abandoned, at any time prior to the Effective Time (except as otherwise expressly provided herein) as follows:

(a)  by the mutual written consent of the Company and Parent;

(b)  by either of the Company or Parent:

(i) if the Effective Time shall not have occurred on or prior to December 9, 2026 (as such date may be extended in accordance with the terms hereof, the “Outside Date”); provided, that if as of such date, all of the conditions to Closing set forth in Article VI have been satisfied or (to the extent permitted by applicable Law) waived other than (A) the conditions set forth in Section 6.01(a) (solely to the extent such condition has not been satisfied due to any Restraint issued in respect of, under or relating to the HSR Act or any state Healthcare Law) and Section 6.01(b) and (B) those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time, then the Outside Date will be automatically extended until March 9, 2027 (and such date will then be the Outside Date); provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the events specified in this Section 7.01(b)(i) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Restraint in the U.S. having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall (A) have used the required efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement, (B) not have breached in any material respects its respective obligations under Section 5.03 and (C) not have been the primary cause of such Restraint due to a failure to perform any such obligations; or

(iii) if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(c)  by Parent:

(i) if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, has not been cured by the Company prior to the earlier of the Outside Date or the thirtieth (30th) calendar day following receipt by the Company of written notice of such breach or failure to perform from Parent describing such breach or failure to perform and stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder (which breach has not be cured); or

(ii) prior to the Company Stockholders’ Meeting (including any adjournments or postponement thereof), if the Board of Directors of the Company shall have made or effected an Adverse Recommendation Change; or

(d)  by the Company:

(i) if either of Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, has not been cured by Parent prior to the earlier of the Outside Date or the thirtieth (30th) calendar day following receipt by Parent of written notice of such breach or failure to perform from the Company describing such breach or failure to perform and stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder (which breach has not be cured); or

(ii) prior to receipt of the Company Stockholder Approval, in connection with entering into a Company Acquisition Agreement providing for a Superior Proposal in accordance with Section 5.02(d) which Company Acquisition Agreement is entered into immediately following such termination; provided that prior to or concurrently with such termination the Company pays or causes to be paid the applicable Company Termination Fee to the extent due and payable under Section 7.03(a);

SECTION 7.02.  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.05, this Section 7.02, Section 7.03 and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, the Company or their respective directors, officers and Affiliates, except, subject to Section 7.03(c) (including the limitations on liability set forth therein), no such termination shall relieve any party from liability for damages to another party resulting from a Willful Breach of this Agreement or from Fraud.

SECTION 7.03.  Termination Fee.

(a)  In the event that:

(i) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) (Outside Date) or Section 7.01(b)(iii) (Failure to Obtain Company Stockholder Approval) or by Parent pursuant to Section 7.01(c)(i) (Company Breach); provided that (A) a bona fide Takeover Proposal shall have been publicly made, proposed or communicated by a third party (or such Takeover Proposal has otherwise been made known to the Board of Directors of the Company and shall have become publicly known) (1) in the case of a termination pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii), after the date of this Agreement or (2) in the case of a termination pursuant to Section 7.01(c)(i), prior to the date of the applicable breach and, in the case of a termination pursuant to Section 7.01(b)(iii), not publicly withdrawn prior to the time this Agreement is terminated and (B) within twelve (12) months of the date this Agreement is terminated, the Company consummates a Takeover Proposal (or enters into a definitive written agreement with respect to any transaction included within the definition of Takeover Proposal and such transaction is subsequently consummated at any time) with the Person or Persons that made the Takeover Proposal referred to in clause (A); provided that, for purposes of this Section 7.03(a)(i), the references to “25%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or

(ii) this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) (Adverse Recommendation Change) or (B) by the Company pursuant to Section 7.01(d)(ii) (Company Superior Proposal);

then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay or cause to be paid the applicable Company Termination Fee to Parent or its designee by wire transfer of same-day funds to an account designated in writing by Parent (x) in the case of Section 7.03(a)(ii)(A), within two (2) Business Days after such termination, (y) in the case of Section 7.03(a)(ii)(B), simultaneously with such termination or (z) in the case of Section 7.03(a)(i), within two (2) Business Days after the consummation of the Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay or cause to be paid the applicable Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $32,394,000.

(b)  Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement.  Accordingly, if the Company fails to timely pay or cause to be paid any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Parent commences an Action which results in a judgment against the Company for the payment set forth in this Section 7.03, then the Company shall pay or cause to be paid to Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(c)  Subject in all respects to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.08 and the reimbursement obligations of the Company under Section 7.03(b), in the event the applicable Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.03(a), payment of the applicable Company Termination Fee shall be the sole and exclusive monetary damages remedy of Parent, Merger Sub or any of their respective former, current or future officers, directors, partners, stockholders, financing sources, managers, members or Affiliates (collectively, the “Parent Related Parties”) against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided, that no such payment of the Company Termination Fee shall relieve the Company Related Parties from any liability for damages resulting from a Willful Breach of this Agreement or from Fraud by such Company Related Party.  While Parent may pursue both a grant of specific performance in accordance with Section 8.08 and the payment of the applicable Company Termination Fee under Section 7.03, under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money damages, including all or any portion of the Company Termination Fee.

ARTICLE VIII

Miscellaneous

SECTION 8.01.  No Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time.  This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time, which shall survive to the extent expressly provided for herein or therein.

SECTION 8.02.  Amendment or Supplement.  Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of Parent and the Company; provided, however, that following receipt of the Company Stockholder Approval, there shall be no amendment or supplement to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.

SECTION 8.03.  Extension of Time, Waiver, etc.  At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing clauses (a) through (c)); provided, however, that, following receipt of the Company Stockholder Approval, there shall be no waiver or extension of this Agreement which by Law would require further approval by the stockholders of the Company without such approval.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.04.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld, delayed or conditioned).  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 8.04 shall be null and void.

SECTION 8.05.  Counterparts.  This Agreement may be executed in one or more counterparts (including by electronic signature, PDF or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.06.  Entire Agreement; No Third-Party Beneficiaries.  This Agreement (and the exhibits and schedules hereto), together with the Company Disclosure Letter, the Confidentiality Agreement and the Voting Agreements, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.  The Company Disclosure Letter and the Exhibits hereto are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.  Notwithstanding anything to the contrary in this Agreement, the Company Disclosure Letter shall not be deemed a part of this Agreement as provided in Section 268(b) of the DGCL.  This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for:  (a) if the Effective Time occurs, the right of the stockholders of the Company to receive the Merger Consideration as provided in Section 2.01; (b) if the Effective Time occurs, the right of the holders of Equity-Based Awards to receive such amounts as provided for in Article II; (c) if the Effective Time occurs, the rights of the Indemnitees (and each Indemnitee’s heirs and representatives) set forth in Section 5.06; (d) the rights of the Company Related Parties set forth in Section 7.03(c) and (e) following the termination of this Agreement pursuant to Article VII, subject to Section 7.02 and the last sentence of this Section 8.06, the right of the Company, as sole and exclusive agent for and on behalf of the stockholders of the Company (which stockholders shall not be entitled to pursue such damages on their own behalf) (who are third-party beneficiaries hereunder solely to the extent necessary for this clause (e) to be enforceable in accordance with Section 261(a) of the DGCL), to pursue any damages (including damages based on the loss of the economic benefit of the Transactions to the stockholders of the Company) solely in connection with a Willful Breach of this Agreement by Parent or Fraud by Parent.  The rights granted pursuant to clause (e) of this Section 8.06 and the provisions of Section 7.02 with respect to the recovery of damages based on the losses suffered by the stockholders of the Company (including the loss of the economic benefit of the Transactions to the stockholders of the Company) shall only be enforceable on behalf of the stockholders of the Company by the Company in its sole and absolute discretion, as the sole and exclusive agent for the stockholders of the Company (which stockholders shall not be entitled to pursue such enforcement on their own behalf); provided that, in such capacity as sole and exclusive agent for the stockholders of the Company, the Company shall (i) be entitled to reimbursement (from the stockholders of the Company) from any such recovery of damages of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees determined by reference to standard hourly rates) that have been incurred by the Company in connection with acting as sole and exclusive agent for the stockholders of the Company pursuant to clause (e) of this Section 8.06 and (ii) not be liable to the stockholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the stockholders of the Company.

SECTION 8.07.  Governing Law; Jurisdiction.

(a)  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b)  All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware).  The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court.  The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10.  The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

SECTION 8.08.  Specific Enforcement.  The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.03), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions.  Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.03 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right none of the Company, Parent and Merger Sub would have entered into this Agreement.  The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.  If, prior to the Outside Date, any party hereto brings any action, in each case, in accordance with Section 8.08, to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended (x) for the period during which such action is pending, plus 20 Business Days or (y) by such other time period established by the court presiding over such action, as the case may be.

SECTION 8.09.  WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (unless an automated message indicating non-delivery is received with respect thereto) or sent by nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

c/o Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
Attention:  Matthew D. Klein, Senior Vice President and General Counsel
Email: [*]

with a copy (which shall not constitute notice) to:

McDermott Will & Schulte LLP
444 West Lake Street, Suite 4000
Chicago, IL 60606
Attention: Eric Orsic
Email: eorsic@mcdermottlaw.com

If to the Company, to it at:

Talkspace, Inc.
P.O. Box 659
Portsmouth, NH 03802
Attention:  Legal Department
Email: [*]

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, NY 10001
Attention:	Minh Van Ngo
Andrew M. Wark
Email:	mngo@cravath.com
awark@cravath.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be in writing and shall be deemed to have been received on the earliest of (i) the date when personally delivered, (ii) the date when transmitted via electronic e-mail address (unless an automated message indicating non-delivery is received with respect thereto) or (iii) the next succeeding Business Day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service.

SECTION 8.11.  Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 8.12.  Definitions.

(a)  As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Affiliated Professional Entity” means any entity that provides professional medical, psychology, or other therapy services and to which the Company or any of its Subsidiaries provides comprehensive administrative and back office support services under a management or administrative services agreement.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, all other applicable federal, state or foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to preserve or protect competition or prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, abuse of a dominant position or lessening of competition through merger or acquisition.

“Business Day” means a day except a Saturday, a Sunday or other day on which the banking institutions in the City of New York, New York are authorized or required by Law or executive order to be closed.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means each collective bargaining, works council or other labor union Contract or labor arrangement covering any employee of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities, excluding any national, industry or similar generally applicable Contract or arrangement.

“Commonly Controlled Entity” means any Person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Company Charter Documents” means the Company’s certificate of incorporation and bylaws, each as amended or amended and restated, as the case may be, and as in effect on the date hereof.

“Company IT Assets” means the computer and other information technology systems, including hardware, Software, computer systems, databases and documentation, reference and resource materials relating thereto that are owned, leased or licensed and, in each of the foregoing cases, controlled by the Company or any of its Subsidiaries or any of the Affiliated Professional Entities and used in the operation of the businesses of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

“Company Lease” means any lease, sublease, license or other agreement (including any amendments, extensions, renewals, guaranties or other agreements related thereto) pursuant to which the Company or any of its Subsidiaries or any of the Affiliated Professional Entities leases, subleases, licenses, uses or occupies any Leased Real Property.

“Company RSU” means a restricted stock unit with respect to Company Common Stock granted under the Equity Plans.

“Company Stock Option” means an option to purchase shares of Company Common Stock granted under the Equity Plans.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former directors, employees or individual consultants of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities that is (a) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (b) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (c) a stock option, stock purchase or other equity or equity-based agreement, program or plan, (d) an individual employment, consulting, change-in-control, severance, retention or other similar agreement or (e) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, health or welfare, vacation, severance or termination pay, benefit or fringe benefit plan, program, policy, agreement or other arrangement, in each case, that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or any of the Affiliated Professional Entities or which the Company or any of its Subsidiaries or any of the Affiliated Professional Entities is obligated to sponsor, maintain or contribute to, other than any plan, program, policy, agreement or arrangement mandated by applicable Law.

“Company Warrants” means, together, the Public Warrants and the Private Placement Warrants, each as defined in the Warrant Agreement.

“Contract” means any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement.

“Corporate Practice Documents” means (a) a management services agreement, administrative services agreement, business support services agreement, reciprocal provider agreement or network participation agreement between an Affiliated Professional Entity and the Company or any of its Subsidiaries, (b) medical director and physician liaison agreement or membership interest control agreement between an equityholder of the Affiliated Professional Entity and an Affiliated Professional Entity, (c) a line of credit agreement, deficit funding loan agreement, or substantially equivalent agreement permitting the Company or its Subsidiaries to lend funds to an Affiliated Professional Entity, (d) a Securities Transfer Restriction Agreement and (e) the governing and organizational documents of an Affiliated Professional Entity.

“Controlled Group Liability” means any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 or 4068(a) of ERISA, (c) under Section 430(k) or 4971 of the Code and (d) for violation of the continuation coverage requirements of Sections 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Sections 701 et seq. of ERISA and Sections 9801 et seq. of the Code, in the case of each of the foregoing clauses (a) through (d), with respect to the Company or any Commonly Controlled Entity.

“Data Privacy Laws” means any Law or industry self-regulatory program concerning the collection, use, analysis, retention, storage, protection, transfer, disclosure, disposal or Processing of Personal Information.

“Encumbrance” means any pledge, lien, charge, mortgage, deed of trust, security interest, lease, license, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect, third-party right or encumbrance of any kind or nature.

“Equity Plans” means the Company 2021 Incentive Award Plan and the 2014 Stock Incentive Plan of the Company, each as may be amended or amended and restated from time to time and including any subplan thereto.

“Equity-Based Awards” means, together, Company RSUs and Company Stock Options.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Ratio” means a fraction (a) the numerator of which is the closing price of Company Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on the last day on which Company Common Stock is traded on Nasdaq that is immediately prior to the date of the Effective Time and (b) the denominator of which is the closing price of a Parent Class B Share on NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on the last day on which Company Common Stock is traded on Nasdaq that is immediately prior to the date of the Effective Time.

“Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority.

“Fraud” means the actual, knowing and intentional fraud under the laws of the State of Delaware by any party hereto in connection with the representations and warranties set forth in Article III and Article IV.

“GAAP” means generally accepted accounting principles in the U.S., consistently applied.

“Governmental Authority” means any government, governmental bureau, governmental board, governmental department, court, regulatory or administrative agency or body, commission or authority or other legislative, executive or judicial governmental entity or tribunal (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational or any arbitrational tribunal.

“Healthcare Laws” means all Laws pertaining to the regulation of healthcare, entities that provide items or services directly or indirectly to, for, or on behalf of healthcare providers and suppliers or the payment or reimbursement for items or services rendered, provided, dispensed or furnished by healthcare providers or suppliers, including: (a) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Exclusions Law (42 U.S.C. § 1320a-7), the Physician Self-Referral Law, commonly known as the “Stark Law” (42 U.S.C. §§ 1395nn and 1396b), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the Federal Criminal False Claims Act (18 U.S.C. §§ 287 and 1001), the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801 et seq.), the False Statements Relating to Health Care Matters Law (18 U.S.C. § 1035), the Health Care Fraud Law (18 U.S.C. § 1347) and any regulations promulgated pursuant to such statutes, (b) Medicare (Title XVIII of the Social Security Act) and the regulations promulgated thereunder, (c) TRICARE (10 U.S.C. § 1071 et seq.) and the regulations promulgated thereunder, (d) HIPAA and state health privacy, medical records, and medical information Laws, (e) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care Education and Reconciliation Act (Pub. L. 111-152), and the regulations promulgated thereunder, (f) quality and safety Laws relating to the regulation, provision or administration of, or payment for, healthcare items or services, (g) licensure Laws relating to the regulation, provision or administration of, or payment for, healthcare items or services, (h) any Laws and regulations of a Third-Party Payor Program, (i) all applicable Laws relating to the coding or provision of, or billing or payment for, healthcare items or services or relating to healthcare information, (j) all applicable state and local Laws regulating fee splitting, licensing, reimbursement, kickbacks, claim processing, corporate practice of medicine, psychology, therapy, telehealth services and medical record documentation requirements and (k) any analogous Laws imposed by any state or local jurisdiction, including any similar state or local fraud and abuse Laws governing the offer, payment, solicitation or receipt of any remuneration in exchange for a referral, furnishing, arranging for the furnishing, lease, purchase, order, or recommendation of any healthcare product or service.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health (HITECH) Act, together with all implementing regulations thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Intellectual Property” means all of the following, in each case in any jurisdiction throughout the world: (a) any patent, patent application or patent disclosure, together with all extensions, adjustments, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations thereof; (b) any trademark, service mark, trade dress, logo, trade name or any other indicia of source or origin, together with the goodwill associated with any of the foregoing, and any application, registration or renewal thereof (collectively, the “Trademarks”); (c) any works of authorship whether or not copyrightable and other copyrightable works (including copyrights in Software, databases, website content, and promotional materials) whether or not registered or sought to be registered and whether or not published, and any application, registration or renewal thereof, together with all translations, adaptations, derivations, and combinations thereof, and all moral rights and all other rights associated therewith; (d) any internet domain name; (e) any trade secrets, confidential know-how or other confidential and proprietary information (including ideas, research and development, know-how, invention (whether patentable or unpatentable and whether or not reduced to practice) or invention disclosure, processes and techniques, technical data and information, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), and all other information that derives economic value from not being generally known (collectively, the “Proprietary Information”); (f) any social media accounts, identifiers and designations; (g) any Software; (h) any other material proprietary rights; and (i) any claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing.

“Intervening Event” means any state of facts, event, change, development, condition, occurrence or circumstances not known (or if known, the magnitude or material consequences of which were unknown and not reasonably foreseeable) by the Board of Directors of the Company as of the date of this Agreement, but which state of facts, event, change, development, condition, occurrence or circumstances (or consequences thereof) becomes known to the Board of Directors of the Company after the date of this Agreement and prior to receipt of the Company Stockholder Approval; provided, however, that in no event shall any of the following constitute an Intervening Event: (a) a Takeover Proposal or the receipt, existence or terms thereof; (b) changes in the trading price or trading volume of the Company Common Stock, in and of itself (it being understood that the underlying causes, facts or occurrences giving rise or contributing to such changes may be taken into account whether an Intervening Event has occurred); (c) the Company or any of its Subsidiaries meeting or exceeding any published analyst estimates or expectations of the Company’s and its Subsidiaries’ revenue, earnings or other financial performance or results of operations for any period, in and of itself, or exceeding the Company’s and its Subsidiaries’ internal or external budgets, plans or forecasts of revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the underlying causes, facts or occurrences giving rise or contributing to the Company and its Subsidiaries meeting or exceeding such estimates, projections, budgets, plans or forecasts may be taken into account whether an Intervening Event has occurred); (d) any effect attributable to the negotiation, execution or announcement of this Agreement, the Merger and the Transactions; or (e) any effect resulting from or arising out of a breach of this Agreement by the Company.

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) with respect to the Company, the actual knowledge of the individuals listed on Section 8.12(a) of the Company Disclosure Letter after due inquiry and (b) with respect to Parent or Merger Sub, the actual knowledge of any of the appointed officers or directors of Parent or Merger Sub after due inquiry.

“Leased Real Property” means any real property that is leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries or any of the Affiliated Professional Entities (in each case whether as tenant, subtenant, licensee or occupant).

“Material Adverse Effect” means any state of facts, condition, development, effect, change, event, circumstance or occurrence that, individually or in the aggregate, (a) has, or would be reasonably expected to have, a material adverse effect on the business, results of operations or financial condition of the Company, its Subsidiaries and the Affiliated Professional Entities taken as a whole or (b) prevents, materially impairs or materially delays the consummation by the Company of the Transactions; provided, however, that, solely with respect to clause (a), none of the following, and no state of facts, condition, development, effect, change, event, circumstance or occurrence arising out of or resulting from the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur:  any state of facts, condition, development, effect, change, event, circumstance or occurrence (A) generally affecting the industry in which the Company and its Subsidiaries operate or the economy, credit or financial or capital markets, in the U.S. or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (B) to the extent arising out of, resulting from or attributable to (1) changes or prospective changes in applicable Law or in GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in the general legal, regulatory, political or social conditions, in each case arising after the date of this Agreement, (2) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 3.03(d) and 3.04), including the impact thereof on relationships, contractual or otherwise, with customers, payors, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (3) acts of war (whether or not declared), military activity, sabotage, cyberattacks (other than those directly targeted at the Company, any of its Subsidiaries or any of the Affiliated Professional Entities), civil disobedience, government shutdown, government slowdown or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, cyberattacks (other than those directly targeted at the Company, any of its Subsidiaries or any of the Affiliated Professional Entities), civil disobedience, government shutdown, government slowdown or terrorism, (4) earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events, casualty events, force majeure events or other comparable events, (5) any action taken by the Company or its Subsidiaries that is required by this Agreement or that is taken with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement (provided that this clause (5) shall not apply to any action omitted to be taken pursuant to Section 5.01 unless the Company has requested to take an action that is prohibited by Section 5.01 and Parent has unreasonably withheld, delayed or conditioned its written consent to such action), (6) any change or prospective change in reimbursement rates or any change or prospective change to eligibility requirements, in each case, imposed by any Governmental Authority or Third-Party Payor Program, (7) any change in the Company’s credit ratings, (8) any decline in the market price, or change in trading volume, of the shares of the Company, (9) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (7), (8) and (9) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (10)) is a Material Adverse Effect) or (10) changes in funding policies of or spending by any Governmental Authority; provided, further, however, that any state of facts, condition, development, effect, change, event, circumstance or occurrence referred to in clause (A) or clauses (B)(1), (3), (4) or (10) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such state of facts, condition, development, effect, change, event, circumstance or occurrence has a disproportionate adverse effect on the Company, its Subsidiaries and the Affiliated Professional Entities, taken as a whole, as compared to other participants in the industry in which the Company, its Subsidiaries and the Affiliated Professional Entities operate (in which case only the incremental disproportionate impact or impacts (to the extent not otherwise excluded by this definition) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Open Source Software” means any computer Software program whose source code is published and made available under a license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“Owned Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

“Parent Class B Shares” means Class B Common Stock, par value $0.01 per share, of Parent.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would prevent or materially delay, interfere with, hinder or impair (i) the consummation by Parent or Merger Sub of any of the Transactions or (ii) the compliance by Parent or Merger Sub with its obligations under this Agreement.

“PCI DSS” means the Payment Card Industry Data Security Standard and any PCI DSS or card brand rules or regulations.

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar non-monetary Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use or value of the applicable real property or otherwise materially impair the present or reasonably contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property, (iii) statutory Encumbrances for Taxes not yet due and payable or the amount or validity of which are being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (iv) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, and landlords’ liens granted or which arise in the ordinary course of business which are not due and payable or the amount or validity of which are contested in good faith by appropriate proceedings, (v) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (vi) non-exclusive licenses of Intellectual Property granted to third parties in the ordinary course of business, (vii) Encumbrances discharged at or prior to the Effective Time, and (viii) other non-monetary Encumbrances that do not materially impair the existing use of the asset or property affected by such Encumbrance.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means all data and information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly to a particular individual or is otherwise is subject to any applicable Data Privacy Laws related to the privacy or security of information associated with an individual.

“Privacy Consents” means the terms of any consents, authorizations, waiver of authorization or other permission or third party terms pursuant to which the Company Processed or Processes Personal Information.

“Processing” shall mean any operation or set of operations which is performed on Personal Information, whether or not by automatic means, such as collection, recording, organization, access, storage, distribution, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination, transfer or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Proprietary Information” is defined in the definition of Intellectual Property.

“Registered Company Intellectual Property” means all Owned Company Intellectual Property that has been registered with or issued by, or is the subject of a pending application for such, with or by any Governmental Authority or domain name registrar, by or on behalf of the Company or any of its Subsidiaries or any of the Affiliated Professional Entities.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

“Securities Transfer Restriction Agreement” means any agreement among the Company and its Subsidiaries, an Affiliated Professional Entity, and an equityholder of an Affiliated Professional Entity which prevents or limits the equityholder of an Affiliated Professional Entity from transferring the equity interests of such Affiliated Professional Entity.

“Software” means all software and computer programs, including all software implementations of algorithms, models and methodologies, whether in source code, object code or other form, whether or not copyrightable, and all versions, updates, corrections, enhancements, and modifications thereto, and all related documentation, developer notes, comments, training materials and annotations thereto.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of January 12, 2021, by and among HEC Sponsor LLC, a Delaware limited liability company, the persons set forth on Schedule I thereto, Hudson Executive Investment Corp., a Delaware corporation, and Groop Internet Platform, Inc., a Delaware corporation.

“Subsidiary”, when used with respect to any Person, means (i) any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person or (ii) of which such Person or one of its Subsidiaries is a general partner or manager.  For the avoidance of doubt, a Subsidiary of the Company shall not include any of the Affiliated Professional Entities.

“Tax Returns” mean any reports, returns, information returns, filings, claims for refund or other information filed or required to be filed with a Governmental Authority in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.

“Taxes” means all taxes, imposts, levies, duties, withholdings or other like assessments or charges, in each case in the nature of a tax, imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts.

“Third-Party Payor Programs” means all third-party payor programs in which the Company or any of its Subsidiaries or any of the Affiliated Professional Entities participates in, including Medicare, Medicaid, TRICARE and any other federal, state, local or government agency-funded health care programs, as well as managed care plans, private, non-governmental insurance, workers compensation programs, and administered self-funded employer or union plans.

“Trademarks” is defined in the definition of Intellectual Property.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger.

“Willful Breach” means a material breach of, or a material failure to perform, any representation, warranty or covenant set forth in this Agreement, in each case that is the consequence of an intentional act or intentional omission by the breaching party with the actual knowledge that the taking of such act or failure to take such act would result in such material breach or material failure to perform.

“Warrant Agreement” means the Warrant Agreement between Hudson Executive Investment Corp. and Continental Stock Transfer & Trust Company, dated June 8, 2020.

The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section
Acceptable Confidentiality Agreement	Section 5.02(f)
Action	Section 3.07
Adverse Recommendation Change	Section 5.02(d)
Affiliate Transaction	Section 3.22
Agreement	Preamble
Announcement	Section 5.04
Appraisal Shares	Section 2.08(a)
Assumed Option	Section 2.03(d)
Assumed RSU	Section 2.03(b)
Balance Sheet Date	Section 3.05(c)
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Share	Section 2.01(c)
Capitalization Date	Section 3.02(a)
Certificate of Merger	Section 1.03
Claim	Section 5.06(c)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Acquisition Agreement	Section 5.02(d)
Company Board Recommendation	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company ESPP	Section 2.05
Company Intellectual Property	Section 3.13(b)

Terms Not Defined in this Section 8.12	Section
Company Preferred Stock	Section 3.02(a)
Company Related Parties	Section 7.03(c)
Company SEC Documents	Section 3.05(a)
Company Securities	Section 3.02(b)
Company Software	Section 3.13(i)
Company Stockholder Approval	Section 3.03(c)
Company Stockholders’ Meeting	Section 5.12(b)
Company Termination Fee	Section 7.03(a)(ii)
Comparability Period	Section 5.07(a)
Confidentiality Agreement	Section 5.05
Continuing Employee	Section 5.07(a)
DGCL	Recitals
DOJ	Section 5.03(d)
dollars	Section 8.16(a)
DTC	Section 2.02(b)(i)
Effective Time	Section 1.03
Environmental Laws	Section 3.12
ESPP Purchase Date	Section 2.05
Exchange Act	Section 3.04
Exchange Fund	Section 2.02(a)
Existing Purchase Period	Section 2.05
Filed SEC Documents	Article III
FTC	Section 5.03(d)
Healthcare Professional	Section 3.18(g)
Indebtedness	Section 5.01(b)(v)
Indemnitee	Section 5.06(a)
Indemnitees	Section 5.06(a)
Judgment	Section 3.07
Laws	Section 3.08(a)
Match Right Notice	Section 5.02(d)
Material Contract	Section 3.16(a)
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
NASDAQ	Section 3.04
Non-U.S. Company Plan	Section 3.10(j)
OIG	Section 3.18(b)
Outside Date	Section 7.01(b)(i)
Parent	Preamble
Parent Related Parties	Section 7.03(c)
Paying Agent	Section 2.02(a)
Permits	Section 3.08(b)
Proprietary Information	Section 8.12
Proxy Statement	Section 3.04

Terms Not Defined in this Section 8.12	Section
Referral Recipient	Section 3.18(e)
Referral Source	Section 3.18(e)
Restraints	Section 6.01(a)
Restriction	Section 5.03(d)
SEC	Section 3.04
SEC Clearance Date	Section 5.12(a)
Secretary of State of Delaware	Section 1.03
Section 409A	Section 2.04
Securities Act	Section 3.05(a)
Share Certificate	Section 2.01(c)
Superior Proposal	Section 5.02(h)
Surviving Corporation	Section 1.01
Takeover Law	Section 3.19(b)
Takeover Proposal	Section 5.02(g)
Trademarks	Section 8.12
U.S.	Section 2.02(a)
Vested Company RSU	Section 2.03(a)
Vested Company Stock Option	Section 2.03(c)
Voting Agreements	Recitals
Warrant Price	Section 2.06
Wells Fargo	Section 3.20

SECTION 8.13.  Fees and Expenses.  Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.

SECTION 8.14.  Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with the Transactions shall be paid by Parent or Merger Sub when due and shall not be a liability of any holder of Company Common Stock or the Company.

SECTION 8.15.  Performance Guaranty.  Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

SECTION 8.16.  Interpretation.

(a)  When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, an Exhibit to or a Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” when used in this Agreement shall refer to the date of this Agreement.  The terms “or”, “any” and “either” are not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  The words “made available to Parent” and words of similar import refer to documents (A) posted to the “Project Toto” electronic datasite hosted by Datasite on behalf of the Company or (B) delivered in person or electronically to Parent or Merger Sub or their respective Representatives, in the case of each of clauses (A) or (B), prior to the execution and delivery of this Agreement.  All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.  All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and including all attachments thereto and instruments incorporated therein.  References herein to any statute include all rules and regulations promulgated thereunder.  Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the U.S.  References to a Person are also to its permitted assigns and successors.

(b)  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PARENT:

UNIVERSAL HEALTH SERVICES, INC.

By:	/s/ Steve Filton
Name: Steve Filton
Title: Chief Financial Officer

MERGER SUB:

UHS MERGER SUBSIDIARY, INC.

By:	/s/ Steve Filton
Name: Steve Filton
Title: Vice President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

TALKSPACE, INC.

By:	/s/ Jon R. Cohen
Name: Jon R. Cohen
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Certificate of Incorporation of the Surviving Corporation

See attached.

A-1